CERNER Corp

PE
12-29-01



Health Care Transformed

AR 2001

Believe in IT.

Cerner believed so strongly in the vision for health care transformation that we overhauled the foundation of our product line in the mid-1990s. With the passion of entrepreneurs, Cerner has invested seven years and more than $400 million to create *Cerner Millennium.*™

Today, *Cerner Millennium* is the only architecture on the market that can seamlessly deliver clinical and financial information to virtually every point in the health care system. Our vision is transforming the way health systems care for you today and will care for you for generations to come.



Gain from IT.

Clients around the world realize significant returns on their investment in Cerner products. Our solutions root out millions of dollars in waste and inefficiencies, helping clients reduce their costs and increase profitability, all while improving the quality of care.

Investors, likewise, gain from our drive and determination. Cerner's stock price appreciated more than 200 percent over the past five years—more than four times the appreciation of the NASDAQ Composite Index.

Rely on IT.



We are Cerner Corporation, an information technology company that is transforming health care across the globe. Our sophisticated software helps health care professionals speed diagnosis, eliminate medical errors, reduce variance and improve revenue tracking. We equip caregivers with the critical information they rely on to make smarter decisions. We empower consumers to more easily access the health care system, manage their records and diseases, and contribute to a healthier community. Simply put, our innovations save time, save money and, most importantly, save lives.

CERNER®
Annual Report 2001

Cerner Corporation is pleased to issue this enhanced version of our Form 10K as filed with the Securities and Exchange Commission. Our simplified approach to our Annual Report yields savings for investment in other areas. For additional information on Cerner, please visit www.cerner.com.

Board of Directors

Neal L. Patterson
Chairman of the Board & Chief Executive Officer
Cerner Corporation

Clifford W. Illig
Vice Chairman
Cerner Corporation

Gerald E. Bisbee Jr., Ph.D.
Chairman & Chief Executive Officer
ReGen Biologics Inc., Redwood City, CA

The Honorable John C. Danforth
Partner, Bryan Cave LLP, St. Louis, MO
U.S. Senator - Missouri, 1976-1995

Jeff C. Goldsmith, Ph.D.
President, Health Futures, Inc., Charlottesville, VA

Michael E. Herman
President, The Herman Family Trading Company, Kansas City, MO
President, Kansas City Royals Baseball Club, 1992-2000

William B. Neaves, Ph.D.
President & Chief Executive Officer
The Stowers Institute for Medical Research, Kansas City, MO

Nancy-Ann DeParle
Senior Advisor to JPMorgan Partners, LLC, Washington, D.C.
Adjunct Professor of Health Care Systems at the Wharton School of the University of Pennsylvania
Administrator, Health Care Financing Administration, 1997-2000

Management

Executive Committee

Neal L. Patterson
Chairman of the Board & Chief Executive Officer

Earl H. "Trace" Devanny, III
President

Paul M. Black
Executive Vice President & Chief Sales Officer

Douglas M. Krebs
Senior Vice President & President, Cerner Global Organization

Robert M. Smith
Executive Vice President, Cerner Consulting

Clifford W. Illig
Vice Chairman

Glenn P. Tobin, Ph.D.
Executive Vice President & Chief Operating Officer

Jack A. Newman Jr.
Executive Vice President

Marc G. Naughton
Senior Vice President & Chief Financial Officer

Stanley M. Sword
Senior Vice President & Chief People Officer

Executive Management

Alan D. Dietrich
Senior Vice President & Chief Marketing Officer

Jeffrey A. Townsend
Senior Vice President & Chief Engineering Officer

Jeffrey S. Rose
Vice President & Chief Medical Officer

Charlotte A. Weaver
Vice President & Chief Nursing Officer

Stephen M. Goodrich
Senior Vice President & Chief Quality Officer

David P. McCallie Jr., M.D.
Vice President & Chief Scientist

Randy D. Sims
Vice President, Chief Legal Officer & Secretary

Senior Management

Richard J. Flanigan Jr.
Senior Vice President, Enterprise Business Units

Kathryn A. Bingman
Vice President & General Manager, IQHealth

Robert J. Campbell
Vice President, Cerner Virtual University

Mitchell Clark
Vice President & General Manager,
Client Development

Philip E. Groves
Vice President of Supporting Care Systems

G. Scott MacKenzie
Vice President & Managing Director,
Delivering Care Systems

Paul J. Sinclair
Senior Vice President & Senior Partner, Cerner Consulting

Stephen D. Garver
Senior Vice President & Senior Partner, Cerner Consulting

Martha G. "Gail" Blanchard
Vice President & General Manager, Sales

Vicki L. Carlew
Vice President, Marketing & Communications

Michael L. Fiorito
Vice President & General Manager, Sales

Tonya M. Hongsermeier, M.D.
Vice President, Patient Safety

Gerald D. Neal
Vice President & General Manager, Revenue Cycle

Shellee K. Spring
Vice President & Managing Director,
Access & Resource Management

To Our Shareholders, Clients and Associates:

We write this letter with a great sense of accomplishment, as we reflect on Cerner's outstanding achievements in 2001. The power of the Cerner vision, the strength of our leadership team, and the exceptional execution by Cerner associates—now more than 4,000 strong—allowed us to deliver record results across the board for the second consecutive year. More importantly, we continued to extend our leadership position in the large and growing health care information technology (HCIT) industry, and we believe we are very well positioned to continue delivering superior results for years to come.

Year 2001 Summary—A Year of Great Execution of a Great Vision

Delivered Outstanding Financial Results: In 2001, we delivered record bookings, revenues, earnings, and cash flow. For the year ended December 29, 2001, revenues increased 34 percent to $542.6 million from $404.5 million in 2000. Net earnings before non-recurring items increased 68 percent to $34.2 million compared to $20.4 million in the prior year. Diluted earnings per share before non-recurring items were $0.93, an increase of 63 percent over the $0.57 in the prior year. Our operating margin improved 210 basis points to 11.3 percent, reflecting the strength of our business model, and we generated $64.6 million of operating cash flow compared to $53.4 million in 2000. Our 2001 results are particularly impressive when you consider that all of our results are being compared to a record year in 2000.

Extended our Leadership Position and Gained Valuable Market Share: Cerner extended its leadership position in 2001 by posting record results while many of our competitors continued to struggle, allowing us to gain significant market share. To put this in perspective, the $138.1 million increase in our revenue during 2001 exceeds the combined revenue increases of all of our major competitors. The fact that approximately 40 percent of our 2001 bookings came from clients who did not have a previous relationship with Cerner is further evidence of our market share gains. We attribute much of our success to our long-term vision and perspective for the health care industry and the fact that we are the only major company in this industry that committed to internally developing a large-scale, industrial-strength, contemporary architecture to address the core issues of health care organizations. We are now benefiting, as health care providers are beginning to pursue information technology as a core business strategy. We also made investments in our sales force and solidified our image with major advertising investments at the right time. These timely strategic investments, coupled with our superior execution in the marketplace, have led to significant competitive advantages that will be difficult for our competitors to overcome.

Extended the Depth and Breadth of our Technology: The 'person' (health care refers to us as 'patients') is at the center of all health care delivery. The current health care delivery system suffers greatly due to the large-scale fragmentation of our current health care system, which is a major cause of medical error and redundant consumption of resources. Our *Cerner Millennium*™ architecture is designed with the 'person' at its center and to support the major processes of delivering care, from self-care in the living room to tertiary care delivered inside the operating room. The unparalleled depth and breadth of the applications and solutions we offer is a key driver of our success and a major competitive advantage. We continue to expand the major applications built on the *Cerner Millennium* architecture, expanding into new application markets, creating growth for our company, and extending our competitive advantages.

In 2001, we launched two major new application suites, *ProFit*™ and *Cerner ProVision*™, into sizeable markets. *ProFit,* our new patient accounting solution, has substantial design advantages over anything available in the industry, creating the ability to completely integrate clinical and financial decision-making at the 'point of care' and providing the person (patient) with a consolidated bill for all services performed. In fact, we are the only major company to create a new patient accounting product in the past two decades. We completed a major beta conversion of *ProFit* in 2001, and we are very excited about our ability to win a significant share of the estimated $3 billion patient accounting market.

Another important market in which we strengthened our position is the Picture Archiving and Communications System (PACS) market. *Cerner ProVision*, our enterprise-wide clinical image management solution, offers unmatched integration of clinical images and information inside a powerful new architecture, unleashing major new functionality to doctors and their staffs. *Cerner ProVision* allows digital images to be shared throughout the health care system, in physicians' offices, and even their homes, offering a very compelling return on investment because of the significant cost savings that can be achieved by eliminating film images. We believe the PACS market opportunity is in excess of $1 billion and that *ProVision* is a very competitive offering in that market.

The key to our long-term growth and success is our ability to envision, design, and develop state-of-the-art information architecture and applications that health care providers want and need. At the center of this competency are the more than 1,000 Cerner associates in our engineering organization. This is the largest and most experienced group focusing on a single information architecture in the industry. Our *Cerner Millennium* architecture now supports more than 40 major applications with more than 200 product options—by far the broadest and deepest solution set in the health care information technology sector. This competitive advantage has never been more valuable than it is today as health care providers are increasingly turning to strategic relationships with established suppliers that can provide many of their information technology solutions.

Evidence of our product breadth is the fact that in 2001 we had a record sales year inside Cerner in almost every key individual application market in which we compete, including Laboratory Medicine, Radiology, Pharmacy, Emergency Medicine, Surgery, Physician Practices, Health Information (medical records), Access Management, our new Patient Accounting organization, and *IQHealth*, our consumer solutions group. By most measures, Cerner leads the majority of these individual markets as well as the larger market for enterprise-wide systems purchased by the larger health care systems. Importantly, we continue to grow based on our ability to create new applications and solutions, demonstrated by the fact that five of these product offerings that did not exist three years ago had triple-digit growth rates in 2001. In addition, this unmatched product depth and breadth based on a single architecture creates a significant opportunity to cross-sell our solutions into our client base of more than 1,500 health care provider organizations.

Strengthened our Business Model: We continued to strengthen our business model in 2001, as evidenced by the 210 basis point increase in our operating margin and the 68 percent increase in earnings. The increase in our operating margin was driven by increased productivity from our sales force and increased profitability of Cerner Consulting. In addition, our engineering, and general and administrative costs, are growing at a slower rate than our revenues, creating additional leverage in our business model. We believe there is more room to increase our operating margin, and we are targeting increases of 150 to 200 basis points per year as we move toward our goal of a 20 percent operating margin.

Our visibility into future revenues also continued to improve. At the end of 2001, we had more than $787 million dollars in revenue backlog. As a result, we will go into each quarter in 2002 with more than 85 percent of our targeted revenue either in backlog or available from a highly reliable source.

Achieved Excellent Operational Results: From an operational point of view, 2001 was a remarkable year. We grew from approximately 3,000 associates at the beginning of the year to more than 4,000. At the same time, our ability to retain our best associates improved dramatically as evidenced by our low unplanned attrition rate of 8 percent in 2001, down from 15 percent in 2000. One-half of the new associates joined our growing Cerner Consulting organization, where we set records in just about everything we measure, including consulting revenues, operating earnings, operating margin, and number of new systems converted. As a company, we integrated two acquisitions from 2001 and four from 2000 into the organization, achieving our goals of producing accretive results.

We continued to add to the number of *Cerner Millennium* applications live and in production at an impressive rate, proving the industrial-strength nature of our applications. For the year, we brought 420 applications live, surpassing our goal of 400 and increasing the total number of live applications by 50 percent over the year 2000. Today, we have more than 1,200 *Cerner Millennium* applications in productive use at well over 300 client sites worldwide. We will strive to achieve 500 more implementations in 2002, as *Cerner Millennium* grows stronger, and as we continue to improve our processes.

Another significant operational accomplishment was receiving ISO-9001:2000 certification by the International Organization for Standardization in January of 2002. We are the first U.S.-based health care information technology company to earn ISO-9001:2000 certification. Organizations awarded the coveted ISO certification are acknowledged globally as industry leaders and are committed to delivering quality products and services that are tested and proven to exceed client expectations. Not only did Cerner achieve ISO-9001 certification, but we did so in only 10 months, much less than the normal two-year time frame.

Created Shareholder Value: The value of Cerner stock increased 8 percent in 2001, a year during which the NASDAQ Composite Index declined more than 20 percent and the stocks of other health care information technology companies declined as much as 48 percent. It is also worth noting that Cerner's stock has appreciated more than 200 percent over the past five years, while our major competitors and market indices have either declined or increased less than 50 percent. In the *Wall Street Journal*'s Shareholder Scoreboard published February 25, 2002, Cerner ranked 44th out of 1,000 companies for 10-year return and had the second-best 10-year return among software companies, finishing ahead of companies such as Microsoft. Our consistent vision and execution have resulted in superior shareholder value over time. We believe we are very well positioned to continue creating shareholder value by continuing to grow our revenues and expand our operating margins as our markets grow and as we continue to extend our leadership position.

The Health Care Information Technology Market

A Big Opportunity—Cerner is Best Positioned

Health care will be greatly influenced in the future by some macro issues, most notably the natural but very large increase in demand for health care services that will be caused by the aging of Baby Boomers, as the majority of them will be approximately 65 years old by the end of this decade. In addition, the explosion of new knowledge about human biology, fueled by human genome research, will increase demand for new medicines and procedures. A more informed public is demanding more and better service and becoming intolerant of medical errors and poor quality.

Today, the typical health care provider organization (e.g. hospitals, doctor offices) spends about 2 to 3 percent of its revenues on information technology (IT), even though it is by nature in an 'information-driven' industry. Other 'information-driven' industries, such as financial services, typically spend 10 to 12 percent of revenues on IT. After a series of failed non-IT strategies to reinvent health care delivery in the decade of the 1990s, health care executives may have hit an 'inflection point' with regard to adopting information technology. They are no longer denying the inherent quality problems in the current paper and memory-based systems and are now embracing information technology as the core business strategy to eliminate avoidable error, inappropriate variance, and waste in health care. Very simply, we believe that this decade will be the best overall environment our industry has ever seen, and Cerner will lead the way. There are a number of factors which we track—we call them 'wild cards'—that we believe separately and in aggregate will accelerate the demand for IT in health care.

☐ The employer has become interested in the current state of health care delivery in the United States. The Leapfrog Group, a subgroup of large employers from the Business Roundtable, is becoming a forceful proponent for systemic change to health care organizations. The Leapfrog Group was formed in 2000, largely in response to an Institute of Medicine report revealing that as many as 98,000 lives are lost each year to avoidable medical errors. Leapfrog recommends that employers select health plans with hospitals that, among other recommendations, use a computerized physician order entry system as a primary method of eliminating medical errors in hospitals.

☐ The Health Insurance Portability and Accountability Act (HIPAA) is beginning to gain traction as health care providers are realizing the great complexity and costs associated with becoming HIPAA compliant. As was the case with Y2K, they will be faced with a binary decision: remediate legacy systems or replace them. We expect this situation to generate major additional demand as health care providers look to replace old, niche applications with state-of-the-art, HIPAA-compliant applications. They will likely choose fewer suppliers to streamline and protect their compliance efforts.

☐ On November 12, 2001, *Modern Healthcare* reported that 60 percent of all hospitals plan to add computerized physician order entry (CPOE) by 2004. This represents a significant opportunity for our industry, considering that less than five percent of hospitals use CPOE today.

☐ Issues such as workforce shortages and patient safety are finally being discussed seriously at both the federal and state levels, with information technology being part of the solutions. A patient safety bill that would create Medicare funding incentives for providers that automate their systems to reduce medication errors has now been introduced in both the U.S. House and the Senate. Also, there is now significant interest in preventing bioterrorism, with billions of dollars proposed in the fiscal year 2003 budget for developing improved surveillance systems in the public health care sector that would employ IT.

☐ The United Kingdom has implemented mandates that all of the public hospitals in the National Health System, about 90 percent of the hospitals in the country, implement a complete electronic medical record, in phases over the next 10 years.

Our Clients' Economic Condition is Improving: Clearly, a compelling factor contributing to the strong demand for HCIT solutions is the slowly improving financial condition of hospitals and health systems. We see increases in the purchasing power of hospitals with many of our clients having record years. This is illustrated in a report by Solucient, a Chicago-based health care information firm, that showed a 100 basis point improvement in hospital operating margins for the first half of 2001. This trend seems to have remained positive as health care continues to be resistant to any short-term impact of the recession. This economic strength reflects higher utilization of facilities whose capacity was reduced in the Balanced Budget Act era and by rate increases from the managed care intermediaries to well-positioned providers. While not every health care provider is in robust economic health, our activity levels indicate that health care providers continue to have access to capital and are choosing to invest in technology products and services that will help them improve their quality and efficiency.

Competitive Landscape is Changing: We believe the heightened level of demand we are seeing will provide opportunities for other HCIT companies to be successful, a 'rising tide raising all ships' phenomenon. However, we are better positioned to meet the needs of health care providers of all sizes with a broad spectrum of products, including both clinical and financial solutions, than ever before. We believe we have established a significant and sustainable competitive advantage, and our competitiveness will make it very hard on our competitors. We have developed the only unified HCIT architecture that integrates clinical and financial information at the point of care across the entire continuum of care, a feat which we do not believe will be replicated for years to come.

Positive Outlook for 2002 and Beyond

We are well positioned to continue growing Cerner in 2002 and beyond. We believe Cerner is at a convergence of very positive internal and external factors, the beginning of a new, very long business cycle. Our *Cerner Millennium* architecture is mature at the same time that health care organizations have awakened to the power of IT as a core business strategy. In this environment, we expect to continue our growth well into this decade.

Today, our business model is fueled by the licensing of our intellectual property in the form of software applications, our professional services to implement these applications, and our franchise around the services to support these applications. This model has created and will continue to create strong growth opportunities for Cerner. However, we believe the value we deliver to health care delivery organizations has not fully evolved.

As an example, a next area of focus in our development organization is to merge knowledge with workflows, creating a new form of intellectual property—medical knowledge that is executable inside application workflow software. Medical and financial content cannot be developed independently from the delivery engine. As our tag line indicates, we intend to 'Make Health Care Smarter.' We have been doing this ever since we introduced *Discern*®, our expert system, in 1986. Interestingly, many of our direct competitors buy their drug-to-drug and drug dosing content from Cerner.

We can expand the value of our professional services organization through the true transformation of our clients' organizations, which requires the skills to create organizational change and deliver measurable benefits through the elimination of medical errors, elimination of inappropriate variance, and elimination of waste. It is very reasonable to expect that a transformed health care delivery organization should be able to reduce their costs by 10 to 30 percent. Any organization capable of delivering these results will be well rewarded. We believe we have the experience and expertise to become the leader in care transformation.

Another example of a future value driver is the creation of the 'personal health record.' While the long-term business model will continue to evolve, connecting consumers directly to their doctors and health care providers and empowering consumers with the ability to control their own personal medical records creates a great deal of value. Ask yourself two questions. First, would you like to control your own personal medical records, as well as your children's records and possibly your parents' records? Second, would you pay for this? We believe the majority of consumers will answer 'yes' to both of these questions; therefore, we believe that connecting the consumer to the provider will create a lot of value that we will be able to deliver to our shareholders.

Another opportunity is the inherent value in the structure of clinical data inside an electronic medical record. The power of *APACHE,* a company we acquired in 2001, is the best illustration of the incredible power of this type of knowledge. The *APACHE* algorithms are derived from an empirical database of more than 700,000 actual ICU patient experiences with structured data about their diseases, their treatments and their outcomes. It has been scientifically proven that these algorithms can predict the outcome of the next patient based on the actual experiences from 700,000 previous cases. Again, there are a lot of untapped opportunities to create value based on structuring, storing, and studying what actually happens in health care today. We will change the future by understanding the past.

A final comment relates to the tragic events of September 11, 2001. On that day, we immediately focused on the needs of the more than 2,500 health care executives, technology users, and care providers from across the globe who were attending the Cerner Health Conference in Kansas City. Our associates helped facilitate transportation logistics, offered up their homes for extended lodging and generally tried to ease the minds of people, who like us, were horrified by the acts of terrorism. After reflecting on the event, we started to explore how we could leverage Cerner's *PathNet* Microbiology system to aid in the early detection of bioterrorism. *PathNet* provides the infrastructure for more than 25 percent of the microbiology conducted in this country. Because we developed the basic architecture and technology to harvest clinical data into a large-scale data warehouse in the mid-1990s, we were able to create a biosurveillance system—we call it a bio-radar system—without a great deal of additional development. We will soon be announcing details of how we plan to activate this radar system in the Kansas City region. We could have a national system live in a matter of months if the federal government is interested. We believe a national radar system for bioterrorism could be very valuable to our country.

In summary, we believe Cerner is the best positioned company to address the complex needs of health care. Based on our vision for this industry, we have created a great business model that continues to improve as we expand on opportunities to create value for our clients and shareholders. We believe that as this decade proceeds, our value to health care will increase. We believe this is going to be a very big decade for Cerner.

NEAL L. PATTERSON,
Chairman & Chief Executive Officer

CLIFFORD W. ILLIG,
Vice Chairman

EARL H. DEVANNY, III,
President

GLENN P. TOBIN, Ph.D.,
Executive Vice President & Chief Operating Officer

PAUL M. BLACK,
Executive Vice President and Chief Sales Officer

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 29, 2001

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to __________

Commission File Number 0-15386

CERNER CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	43-1196944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2800 Rockcreek Parkway
North Kansas City, Missouri 64117
(816) 221-1024
(Address of principal executive offices, including zip code;
Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
Preferred Stock Purchase Rights
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No _____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

At March 15, 2002, there were 35,390,736 shares of Common Stock outstanding, of which 7,611,087 shares were owned by affiliates. The aggregate market value of the outstanding Common Stock of the Registrant held by non-affiliates, based on the closing sale price of such stock on March 15, 2002, was $1,216,470,846.

Documents incorporated by reference: portions of the Registrant's Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference in Part III hereof.

Part I

Item 1. Business

Overview

Cerner Corporation ("Cerner" or the "Company") is a Delaware corporation incorporated in 1980. The Company's principal offices are located at 2800 Rockcreek Parkway, North Kansas City, Missouri 64117, and its telephone number is (816) 221-1024.

Cerner designs, develops, markets, installs, hosts and supports software information technology and content solutions for healthcare organizations and consumers. Cerner implements these solutions as individual, combined or enterprise-wide systems.

Cerner's integrated suite of solutions enable healthcare providers to improve operating effectiveness, reduce costs, reduce medical errors, reduce variances and improve the quality of care as measured by clinical outcomes. *Cerner*® solutions are designed to provide the appropriate health information and knowledge to care givers, clinicians and consumers and the appropriate management information to healthcare administration on a real-time basis. *Cerner* solutions allow secure access to data by clinical, administrative and financial users in organized settings of care and by consumers from their home. These solutions can be implemented as a part of an enterprise-wide solution or individually, using the client's existing investment in information technology. *Cerner* solutions are available as integrated applications managed by its clients or as a service option under the application outsourcing (hosting) model. Hosted solutions are applications that are provided to clients from Cerner's solutions center in Lee's Summit, Missouri.

Cerner solutions are designed and developed using the *Cerner Millennium*™ Architecture, a single information architecture. *Millennium*™ is a unified technology infrastructure for combining clinical and management information applications. *Millennium* allows each participating healthcare organization to access an individual's clinical record at the point of care, to organize it for the specific needs of the physician, nurse, laboratory technician or other care provider on a real-time basis, and to use the information in management decisions to improve the efficiency and productivity of the entire enterprise.

Healthcare Industry

The healthcare delivery industry in the United States remains highly fragmented, very complex and remarkably inefficient. While science and medical technology continue to make significant breakthrough progress in dealing with human disease and injury, the management and clinical processes of these complex delivery organizations have made little progress in the past twenty years. Even today, the major clinical workflow depends on manual, paper-based medical record systems augmented by spotty automation. This has resulted in an industry which is economically inefficient and produces significant variances in medical outcomes.

In November 1999, the Institute of Medicine (IOM) released a report called "To Err is Human" indicating that medical error is one of the top ten causes of death in the United States, with up to 98,000 lives lost each year. In March 2001, the IOM released a report titled "Crossing the Quality Chasm: A New Health System for the 21st Century" indicating the use of information technology is critical to improving the quality and safety of healthcare. The Leapfrog Group, a subgroup of large employers from the Business Roundtable, is also becoming a forceful proponent for systemic change to healthcare organizations. Leapfrog recommends that employers select health plans with hospitals that, among other recommendations, use a computerized physician-order-entry system as a primary method of eliminating medical errors in hospitals.

Another threat to the healthcare system is the growing shortage of hospital personnel. According to a 2001 American Hospital Association Workforce Study, there are approximately 126,000 unfilled nursing positions. Many hospitals are beginning to turn to information technology to help reduce the impact of the nursing shortage. The use of information technology can significantly reduce the amount of paperwork a nurse performs, resulting in greater efficiency, improved quality of care, and increased job satisfaction.

While addressing staffing issues, healthcare providers must prepare for the very large increase in demand for healthcare services that will be caused by the aging of the Baby Boomers. By 2010, the average Baby Boomer will be approximately 65 years old. This upcoming increase in demand for services underscores the importance of improving the efficiency and quality of healthcare.

The Health Insurance Portability and Accountability Act of 1996 (HIPAA) adds an additional element of complexity for healthcare organizations around security and patient confidentiality. While some of the rules under HIPAA have not been finalized, the provisions are focused on a centralized and systematic method of access control that Cerner thinks is best met by a single integrated architecture.

After several periods of declines in the financial condition of hospitals and health systems, they are beginning to show improved economic health, resulting in an increased ability to invest in information technology. A 2001 report by Solucient showed a 100 basis point improvement in hospital operating margins in the first half of 2001. This economic strength reflects higher utilization of facilities whose capacity was reduced in the Balanced Budget Act era and by rate increases from the managed care intermediaries to well-positioned providers.

In order to be competitive in this dynamic marketplace, healthcare enterprises will need to deploy information technology solutions that internally automate the paper-based medical record systems and externally create smart connections between the major participants in healthcare: the consumer, the physician, the hospital and the managed care organization. The emergence of near ubiquitous Internet connectivity will facilitate consumer participation in the healthcare management process.

Cerner is responding to the changing and increasing needs of the healthcare industry for better information systems by developing *Millennium*, its latest generation of solutions. See "Cerner's Technology—*Cerner Millennium* Architecture" for a discussion of *Millennium.*

The Cerner Vision

Cerner's business and products are organized around a central vision of how healthcare can and should operate. This vision is founded on four steps:

- Automate the core processes of healthcare: eliminate the paper medical record
- Connect the person: create the personal health system
- Structure the knowledge: position every clinical decision as a learning event
- Close the loop: implement evidence-based medicine

These steps describe Cerner's business today and plans for Cerner's business both in 2002 and beyond.

Automate the Process

Cerner is dedicated to the elimination of the paper medical record.

Medical care cannot make significant steps forward in quality and consistency without using the power and advantages of information technology. As long as medical information is locked and isolated in a paper record, a physician is cut off from rapid, contextual reference to the vast knowledge available in today's medicine. The elimination of the paper record will lead to improved quality and safety of care, dramatic productivity increases and enhanced documentation.

The electronic recording of medical information will lead to improvements in the quality of care and the safety of patients and reduce costs. By allowing care providers to access a patient's single, longitudinal medical record in real-time, clinicians can view demographic information, medical history, lab results and current conditions and treatment plans, along with notes from attending and consulting physicians. Guidelines and pathways sensitive to the person's medical condition and problems will assist the physician in making the "appropriate" decisions on how to diagnose and treat medical conditions. This comprehensive view of a patient's health status allows for better medical decision-making at the point of care. Online documentation and physician order entry helps to prevent the errors in and misinterpretation of documentation and orders, reducing the costs of duplication and medical error. This automation also will reduce the time for care delivery and lower costs.

Once all the steps of care are captured electronically, the enhanced documentation will lead to more efficient healthcare, both in terms of treatment and finance, and will set the stage for data collection that will be the backbone of structuring the knowledge of healthcare. Electronic medical records reduce some of the duplication caused by poor record-keeping. Wasteful duplication is eliminated, redundant tests are not ordered. Also, documentation required for health plan reimbursement is maintained efficiently, reducing claim denials. Finally, electronic record-keeping lays the groundwork of data collection necessary to make dramatic changes in care delivery.

Connect the Person

Cerner is dedicated to helping its clients build a personal health system; creating a "new medium" between the person and physician; empowering the individual; and creating a new center to healthcare.

The healthcare system is undergoing fundamental change as the person moves to the center of care delivery. Increasing access to expert knowledge over the Internet and a cultural shift toward more self-direction are combining to move the center of power and control to the person. With the electronic medical record, persons can access their medical records securely anytime and anywhere they have Internet access. When combined with personalized health content, the consumer gains a better sense of the care they are receiving and the options available to them. They will have better communications with their providers, and can take more ownership of their own health and work to manage it to their satisfaction.

Structure the Knowledge

Cerner is dedicated to building systems that treat every clinical decision as a learning event by structuring, storing and studying the content of medicine.

Medicine must have a structure that allows physicians to record treatment and outcomes in such a way as to permit comparability. The basis of this structure is a common nomenclature that can exactly capture the meaning of input from physicians and clinicians. By storing this data and then providing a framework for comparability, physicians can make sense and glean value from the information that is gathered both through automated processes and connected persons. Without a knowledge framework, data collected will provide no real benefit. By building this structure, every encounter with a patient, and every piece of new knowledge and information can be catalogued, measured and analyzed to improve care. This knowledge framework will deliver better standards of care and an improved understanding of medicine.

Close the Loop

Cerner is dedicated to building systems that implement evidence-based medicine, dramatically reducing the current average time from the discovery of an improved method to the change in "standard of care" medical practice.

Advances in technology offer great opportunities to healthcare and must be used to practical effect. The knowledge gained must be used to deliver better care faster. The information learned must be applied. Today, patients may wait as long as ten years before new knowledge reaches widespread use. With systems designed to embed evidence-based medicine inside the clinicians' workflow using pathways, guidelines and alerts, physicians can ensure that every medical decision is optimal, based on the best and most recent knowledge available. The results will be better outcomes and reduced variance.

The Cerner Strategy

Key elements of the Company's business strategy include the following:

Penetrate the integrated healthcare provider market. Large health systems represent a significant component of the healthcare information technology market. These organizations are focused on improving safety and reducing costs through operating efficiencies. Cerner's enterprise-wide process-based, clinical and management systems provide the technology to enable an integrated system to manage healthcare across the system, significantly reduce costs, improve the efficiency of healthcare delivery and maintain and improve the quality of healthcare.

Expand market share in individual domains and further penetrate existing client base. Cerner expects continued growth in clinical domain systems for specific markets such as nursing, physician office, laboratory, pharmacy, radiology, surgery, emergency medicine and cardiology, as institutional providers look to restructure and reengineer these high cost centers. The Company anticipates growth in sales of new products, such as its new patient accounting product that launched in 2001. This product addresses a large new market previously not covered by the existing product suite. The Company also intends to aggressively market *Cerner* clinical and management information systems and services to its existing client base.

Remain committed to a common architecture. Because Cerner believes that the constituents in health management need to work together to benefit defined populations in a community, the Company has made a commitment to a single unified architecture as the platform for "fully integrated" health information and management systems. This platform enables Cerner's process-based *Millennium* systems to be scaleable on a linear basis, using either *Cerner* compatible modules for process-oriented applications or competitive systems interfaced using open system protocols.

Expand products and services. Using the *Millennium* architecture, Cerner intends to continue expanding the range of products and services offered to providers. These new products and services will complement the systems currently offered, address the emerging information needs of clients or employ technological advances. Cerner believes that major opportunities exist as providers and managed care organizations reach into new markets and offer more alternative services to remain competitive. The Company believes these organizations will find value in having personal health records and trusted health information accessible to the individual in the home. In addition, Cerner recognizes the value of the aggregate database being developed by its broad client base as a potential means to enable comparative or normative procedure evaluations as a powerful new tool in the healthcare industry. The substantial project management, process redesign, technology integration and training involved in healthcare systems taking advantage of the opportunities provided by clinical and management information technology represent a significant market for the Company's consulting services.

Offer its products on a hosted solution basis. The Company offers its *Millennium* applications through its application outsourcing option. This option offers information technology services to clients that include software, computer hardware, implementation, technical support, wide-area network (WAN) services and automatic software upgrades. Unlike traditional software implementations, software delivered through the application outsourcing option is not installed at the user's location, but is delivered, operated and maintained in Cerner's solutions center in a rapidly accelerated implementation timeframe. Using *Cerner* hosted solutions, any size organization can access the same robust clinical applications, architecture and user-interface advantages that were previously only available to larger institutions.

Cerner's Technology—*Cerner Millennium* Architecture

The cornerstone of Cerner's technology strategy is *Cerner Millennium*, the single architecture around which each of Cerner's information products is developed. This person-centric, single data model, open and highly scaleable architecture allows Cerner to meet the clinical, financial, management and business information requirements of a healthcare delivery system across the continuum of care. *Cerner Millennium*, the core of which was developed between 1994 and 1999, is Cerner's newest version of computing software. *Millennium* uses n-tier client/server technology to optimize distributed computing performance and scalability across multiple client and server platforms. The *Millennium* architecture and applications were designed and developed to accommodate healthcare specific requirements for mission critical computing and secure access, whether the user is inside the healthcare enterprise or at home via the Internet. *Millennium's* breadth of focus and functionality are well suited for large-scale and enterprise application technologies for healthcare organizations, including the ability to leverage the Internet for ehealth-related self-service and business-to-business functions.

The value of *Millennium* to a client organization is the use across a healthcare organization of a single system based on a fully integrated common architecture and database. With its single data model, *Millennium* provides secure, real-time access to all information across multiple applications, domains, organizations and physical locations, including physician, hospital, nursing, laboratory, pharmacy and consumers, to all of those needing such access, wherever they are located. Given its integrated and open design, *Millennium* can also provide a centralized repository of clinical and financial transactions to help standardize access and messaging of disparate applications across a health system.

The alternative to a single architectural approach is to use disparate systems based on differing architectures and data structures to automate the care processes across the continuum of care. These disparate systems must be interfaced together and rely on these interfaces to transmit, modify and arrange data exchanged between them, which limits the data's usefulness across multiple systems and inhibits real-time access. In addition, many of these systems lack functional scalability and cannot operate across multiple provider settings or locations within a healthcare organization.

Two overarching capabilities are embedded into the *Millennium* architecture. First is the person-centric transactions and secure messaging, which consider the breadth of requirements not only of a patient, but also of healthy consumers. Second is healthcare community dynamics, which take into account the flexibility required by the constantly changing relationships between healthcare organizations, physicians and consumers, and the need to maintain complex security and end user preferences based on the context and business attributes of the transaction in a community setting.

MillenniumObjects™

Cerner is extending *Millennium's* reach and scope with the goal of becoming the de facto standard for healthcare information technology. A key element in that effort by Cerner is *MillenniumObjects*. Cerner uses *MillenniumObjects* to extend *Millennium* to third party suppliers of healthcare information technology, supporting their development efforts and increasing *Millennium's* market penetration. *MillenniumObjects* is a collection of reusable programming elements from Cerner's *Millennium* architecture. These segments of code, or objects, enable third-party developers to create front-end applications, like Palm or Web browser solutions, that draw upon the data model and proven functionality of *Millennium*. With *MillenniumObjects*, programmers can quickly and efficiently build applications that integrate with Cerner's architecture, reusing existing objects that achieve the tasks they are seeking to replicate. Third-party programmers can avoid the time- and cost-intensive process of writing new code to perform functions Cerner engineers have already developed.

MillenniumObjects is the mechanism Cerner uses to extend its own applications to the Internet. By licensing the objects library to third parties, Cerner has an excellent opportunity to proliferate the *Millennium* architecture—as well as the brand, clinical expertise and technical excellence upon which it was built.

Products

The *Cerner Millennium* family of products is the only fully integrated, large-scale, contemporary, enterprise-wide healthcare information system on the market today capable of both retrieving and disseminating clinical and financial information across an entire health system. *Cerner Millennium* product families are dedicated to meeting the automation needs of virtually every segment of the care continuum.

Cerner solutions can be acquired individually or as a fully integrated health information system. Cerner also markets more than 200 product options that complement Cerner's major information systems. In addition, Cerner sells computers and related hardware manufactured by third parties and consulting services to its clients.

Cerner's solution categories include:

- Enterprise-wide Systems, which automate processes across and throughout the health system enterprise, including:
  - Access Management
  - Care Management
  - Enterprise Repositories, and
  - Financial and Operational Management Systems, which automate business operations
- Clinical Systems, which automate critical processes across the healthcare continuum
- Decision Support Systems and Knowledge Solutions, which enhance clinical and business processes with information and actions
- Consumer Systems, which support Internet-based healthcare communities that effectively connect individuals, providers and health systems
- Technologies for developing applications or connecting other technologies and systems to *Cerner Millennium*
- Solution Suites, which address key processes and segments in healthcare

Enterprise-Wide Systems

Access Management

Cerner CapStone® Enterprise Access Management System creates the enterprise-wide master person identifier (EMPI) and automates the identification, eligibility, registration and scheduling processes across hospitals, clinics, physician practices and other care delivery organizations.

Care Management

PowerChart® Electronic Medical Record System is the enterprise clinician's desktop solution for viewing, ordering, documenting and managing care delivery, including *PowerOrders*™ for physician ordering.

PowerOrders™ is Cerner's industry-leading physician order entry solution that goes beyond a mere data communication system by giving appropriate access to real-time, relevant clinical information at any point in the care process.

Enterprise Repositories

The *Open Clinical Foundation®* manages clinical information, providing the foundation for the electronic medical record.

The *Open Management Foundation*™ stores management information of enterprise financial, operational and process results, creating the foundation for the enterprise-wide management and executive information system.

The *Open Agreement Foundation*™ manages health plan contracts and agreements, and member information.

The *Open Research Foundation*™ provides open repository storage of clinical and medical information to support medical research.

The *Open Image Foundation*™ provides the clinical and document imaging foundation for the electronic medical record.

Financial and Operational

The *ProFit*™ *Enterprise Billing and Accounts Receivable System* is Cerner's system for revenue accounting, billing and accounts receivable for the entire health system as well as each individual domain or organization. *ProFit* integrates clinical and financial data to ensure accurate charge capture and billing.

Cerner *ProVision*™ *Enterprise Image Management System* is the only integrated solution that manages clinical and document imaging across the entire healthcare organization.

The *ProFile*™ *Health Information Management System* helps meet the operations management needs of the health information management (medical records) department and includes functionality for the various chart tracking and completion tasks.

PowerVision® Enterprise Decision Support links comprehensive clinical and financial data and makes it available at the point of care—allowing care to be better managed as it occurs.

The *ProCure*™ *Materials Management System* automates the business operations around supply chain, materials acquisition and equipment management for the organization.

The *ProCare*™ *Medical Management System* automates medical management for the health system, addressing the areas of utilization, case and risk management, as well as infection control.

Clinical Systems

Points of Care

The *INet® Intensive Care Management System* is designed to automate the entire care process in intensive care settings. It supports chart review and browsing, order management, documentation management and automatic data acquisition.

Cerner's *CareNet® Acute Care Management System* is designed to automate the entire care process in acute or institutional settings. The application collects, refines, organizes and evaluates detailed clinical and management data. It enables the entire care team to manage individual activities and plans, as well as measure outcomes and goals.

The *CVNet® Cardiology Information System* automates the processes within the cardiology department, supporting the scheduling, ordering, documentation and data capture required by professionals in the cardiology domain.

The *SurgiNet® Surgery Information System* is designed to address the needs of the surgical department, including automating the functions of resource and equipment scheduling, inventory management, anesthesia management and operating room management.

The *FirstNet® Emergency Medicine Information System* offers patient and provider tracking and an intuitive presentation of patient diagnoses and clinical events for the emergency department. FirstNet provides basic emergency department functionality, including quick admits, tracking, triage and patient history, as well as a graphical reference to patient location and order status.

The *PowerChart Office™ Management System* supports the broad range of clinical and business activities that occur within a physician office, clinic or large physician organization. This system ties the office together with other medical entities and automates key care team activities in both primary and specialty care settings.

The *ProCall® Home Care Management System* automates the clinical and business processes of home care organizations, such as home health agencies, visiting nurse associations and hospices.

Clinical Centers

The *PathNet® Laboratory Information System* addresses the information management needs of six clinical areas: general laboratory, microbiology, blood bank transfusion services, blood bank donor services, anatomic pathology and Human Leukocyte Antigen. *PathNet* automates the ordering and reporting of procedures, the production of accurate and timely reports and the maintenance of accessible clinical records.

The *RadNet® Radiology Information System* addresses the operational and management requirements of radiology departments or services. It allows a department to replace its manual, paper-based system of record-keeping with an efficient computer-based system.

Cerner *ProVision PACS* (picture archiving and communications system) is fully integrated with Cerner's radiology information system. Using Cerner's end-to-end, fully integrated radiology information and image management systems, radiologists can improve operational efficiencies and reduce medical error.

The *PharmNet® Pharmacy Information System* provides full integration for rapid pharmacy order entry and support of the clinical pharmacy in either an inpatient or retail setting. *PharmNet* streamlines medication order entry, enabling the pharmacist or technician to place all types of pharmaceutical orders, and automates dispensing functions.

Decision Support Systems and Knowledge Solutions

Discern Expert® is an event-driven, rules-based decision support software application that allows users to define clinical and management rules (*Alerts*™) that are applied to event data captured or generated by other applications. It supports both synchronous (real-time, interactive) processing and asynchronous (noninteractive) processing of events.

Discern Explorer® is a decision support software application integrated with other *Cerner Millennium* clinical and management information systems that allows users to execute predetermined or ad hoc queries and reports regarding process-related data that is generated by the other applications.

Care Designs™ are clinical pathways and protocols that automate the specific plans of care for an individual and operate within Cerner's clinical systems.

Cerner Multum™ drug database provides caregivers and consumers alike with access to drug information and the ability to perform drug interaction checking to prevent adverse events.

Cerner APACHE™ clinical decision support and outcomes management systems manage the clinical and financial outcomes of high-risk patients in critical and acute care.

Health Facts® is Cerner's comparative data warehouse for benchmarking information and services for subscribers to support their own improvement processes.

Consumer Systems

Cerner IQHealth™ creates an Internet-based healthcare community that connects persons and healthcare providers. It also stores consumer health information, ultimately helping individuals better manage their own health. With *IQHealth,* sponsoring organizations can create and brand a "health exchange" in the community to directly connect hospitals, physicians, payers, consumers and employers.

IQHealth's Web Portal Services develop, deploy and support clients' Internet strategies.

IQHealth's Health Content enables an organization to become a trusted source for valuable consumer health and drug information.

IQHealth's Survey and Assessment Tools allow organizations to create Web-based surveys to assess individual and community health risks and promote healthy activities.

IQHealth's Personal Health Record (PHR) is a personal health management solution that gives consumers the ability to store personal health information and monitor conditions over time.

IQHealth's Physician and Consumer Messaging allows physicians to conveniently and securely receive test results from the hospital, confer with colleagues and share information with consumers. Consumers can also use this tool to schedule appointments and request prescription refills.

Health Connections, a 24x7 call center staffed by nurses, provides ready access to accurate health information so that consumers can better manage their health and participate in care decisions.

Technologies

MillenniumObjects is a collection of reusable programming elements from the revolutionary *Cerner Millennium* architecture. These segments of code, or objects, allow third-party developers to create front-end applications that draw upon the data model and proven functionality of *Cerner Millennium.*

The *Open Engine Application Gateway System*™ facilitates the exchange of data and assists in the management of interfaces between foreign systems in a network environment. It serves as a solution kit to help write interface code.

The *Open Port Interface System*™ represents Cerner's standardized technology for providing reliable foreign system, medical device and other standard interfaces in a timely manner. Message translation and data mapping are done with point-and-click solutions and a scripting environment. Communications protocols are configured via table-driven parameters. These sophisticated methodologies result in decreased implementation times and greater client satisfaction.

Solution Suites

Computerized Physician Order Entry (CPOE)

Cerner offers a step-by-step total CPOE solution ranging from basic automation to complete medication integration.

Cerner HealthSmart™ *CPOE* is a stand-alone approach to CPOE for organizations that are taking initial steps in streamlining the orders process. This level of automation leverages the industry's most robust CPOE application, *PowerOrders,* and includes key functionality, like clinical documentation, order sets, starter content, rules packages and basic reporting tools, to deliver immediate benefits.

Cerner HealthSmart CPOE Connect takes clients to the next level by leveraging existing information systems. This intermediate level of Cerner's solution extends a stand-alone CPOE system into two other critical areas of the orders process, pharmacy and nursing. By supporting interfaces with foreign systems, this solution allows the communication infrastructure to begin leveraging an organization's legacy systems.

Cerner HealthSmart Medication Integration is the first comprehensive clinical information solution to support the complete orders process and connect each care team member - physician, pharmacist and nurse. Clients achieve maximum safety, workflow efficiency and operational performance with Cerner's fully integrated orders solution.

Revenue Cycle Management

Cerner HealthSmart Revenue Cycle Integration draws upon the powerful capabilities of *CapStone* and *ProFit* to help health organizations streamline and automate processes from registration through billing, realizing substantial savings and speeding the revenue collection process. Cerner's revolutionary *Clinically Driven Revenue Cycle*™ approach proactively manages the revenue cycle as an outcome of the clinical automation process.

Community Hospitals

Community Hospital Solutions™ automate clinical and business processes in the community hospital. Community Hospital Solutions suites include administrative, clinical, patient care, hospital integration, and community. These integrated solutions based on *Cerner Millennium* offer to community hospitals much of the power previously accessible only by larger integrated delivery networks.

Software Development

Cerner commits significant resources to developing new health information system products. As of December 29, 2001, approximately 1,311 associates were engaged full-time in product development activities. Total expenditures for the development and enhancement of the Company's products were approximately $113,872,000, $90,694,000, and $88,699,000 during the 2001, 2000 and 1999 fiscal years respectively. These figures include both capitalized and non-capitalized portions and exclude amounts amortized for financial reporting purposes.

The Company expects to continue investment and development efforts for its current and future product offerings. As new clinical and management information needs emerge, Cerner intends to enhance its current product lines with new versions released to clients on a periodic basis. In addition, Cerner plans to expand its current product lines by developing additional information systems for clinical, financial, operational and/or consumer use and to continue to support simultaneous use of Cerner's products across multiple facilities, and plans to continue to expand in the global marketplace.

The Company is committed to maintaining open attributes in its system architecture through operability in a diverse set of technical and application environments. The Company strives to design its systems to co-exist with disparate applications developed and supported by other suppliers. This effort is exemplified by Cerner's *Open Engine, Open Port* and *MillenniumObjects* product lines.

See "Cerner's Technology – *Cerner Millennium* Architecture" for a discussion of the development of Cerner's latest generation of software products.

Sales and Marketing

The markets for Cerner's information system products include integrated delivery networks, physician groups and networks and their management service organizations, managed care organizations, hospitals, medical centers, free-standing reference laboratories, blood banks, imaging centers, pharmacies, pharmaceutical manufacturers, employer coalitions and public health organizations. To date, a substantial portion of system sales have been in clinical applications in hospital-based provider organizations. Cerner's *Millennium* architecture is highly scaleable, with applications being used in hospitals ranging from under 50 beds to over 2,000 beds and managed care settings with over 2,000,000 members. All *Millennium* applications are designed to operate on either computers manufactured by Compaq Computer Corporation or IBM's RISC System/6000 AIX (UNIX) platform, thereby allowing Cerner to be price competitive across the full range of size and organizational structure of healthcare providers. The sale of a health information system usually takes approximately nine to eighteen months, from the time of initial contact to the signing of a contract.

The Company's executive marketing management is located in its North Kansas City, Missouri, headquarters, while its client representatives are deployed across the United States and globally. In addition to the United States, the Company, through subsidiaries and joint ventures, has sales staff and/or offices in Australia, Belgium, Canada, Germany, Singapore, Malaysia, Saudi Arabia and the United Kingdom. Cerner's consolidated revenues include foreign sales of $22,350,000, $25,815,000 and $24,001,000 for the 2001, 2000 and 1999 fiscal years, respectively. The Company supports its sales force with technical personnel who perform demonstrations of Cerner's products and assist clients in determining the proper hardware and software configurations. The Company's primary direct marketing strategy is to generate sales contacts from its existing client base and through presentations at industry seminars and tradeshows. Cerner attends a number of major tradeshows each year and sponsors executive conferences, which feature industry experts who address the information system needs of large healthcare organizations.

Client Services

All of Cerner's clients enter into software maintenance agreements with Cerner for support of their *Cerner* systems. In addition to immediate software support in the event of problems, these agreements allow these clients the use of new releases of the *Cerner* products covered by these agreements. Each client has 24-hour access to the client support staff located at Cerner's corporate headquarters and the Company's global support organization in Brussels, Belgium. Most of Cerner's clients also enter into hardware maintenance agreements with Cerner. These arrangements normally provide for a fixed monthly fee for specified services. In the majority of cases, Cerner subcontracts hardware maintenance to the hardware manufacturer.

Backlog

At December 29, 2001, Cerner had a contract backlog of approximately $566,280,000. Such backlog represents system sales from signed contracts which had not yet been recognized as revenue. The Company recognizes revenue on a percent of completion basis, based on certain milestone conditions, for its software products. At December 29, 2001, the Company had approximately $80,714,000 of contracts receivable, which represents revenues recognized under the percent of completion method but not yet billable under the terms of the contract. At December 29, 2001, Cerner had a software support and maintenance backlog of approximately $221,393,000. Such backlog represents contracted software support and hardware maintenance services for a period of twelve months. The Company estimates that approximately 51 percent of the aggregate backlog of $787,673,000 will be recognized as revenue during 2002.

Number of Employees ("Associates")

As of March 1, 2002, the Company employed 4,173 associates.

Other Factors Affecting the Company's Business

Information under the caption "Factors That May Affect Future Results of Operations, Financial Condition of Business" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 is incorporated herein by reference. Such information includes a discussion of various factors that could, among other things, affect the Company's business in the future, including (a) variations in the Company's quarterly operating results; (b) volatility of the Company's stock price; (c) market risk of investments; (d) potential impairment of goodwill; (e) changes in the healthcare industry; (f) significant competition; (g) the Company's proprietary technology may be subjected to infringement claims or may be infringed upon; (h) possible regulation of the Company's software by the U.S. Food and Drug Administration or other government regulation; (i) the possibility of product-related liabilities; (j) possible failures or defects in the performance of the Company's software; and (k) the possibility that the Company's anti-takeover defenses could delay or prevent an acquisition of the Company.

Item 2. Properties

The Company's world headquarter offices are located in a Company-owned office park in North Kansas City, Missouri, containing approximately 500,000 square feet of useable space (the "Campus"). As of December 29, 2001, the Company was using approximately 467,035 square feet and substantially all of the remainder was leased to tenants. In the first quarter of 2001, Cerner Properties began construction of a new facility situated between the buildings located at 2800 and 2900 Rockcreek Parkway on the Campus. This facility, when completed, will be approximately 134,000 square feet in size and will house office, cafeteria and meeting space for the Company. Planned occupancy date of this new facility is the first quarter of 2003.

In the spring of 2001, the Company acquired property formally owned by Harrah's Operating Company, Inc., located along the north riverbank of the Missouri River, approximately 2 miles from the Company's Campus. This property consists of an 80,000 square foot building and a 1,300 car parking garage. The building has been renovated for use as a corporate training, meeting and event center for the Company. Use of the parking garage began on February 18, 2002 to meet overflow parking demands on the Company's Campus.

The Company also leases office space in San Jose, California; Denver, Colorado; Lake Mary, Florida; Waltham, Massachusetts; Detroit, Michigan; St. Louis, Missouri; Dallas, Texas; Houston, Texas; Washington, D.C.; Chesapeake, Virginia and Vienna, Virginia. The Company operates its primary solutions center (or data center) in leased space in Lee's Summit, Missouri. The Company also leases office space in Sydney, Australia and Brussels, Belgium. Cerner Arabia, a joint venture in which the Company maintains a 40% equity interest, leases space in Riyadh, Saudi Arabia.

Item 3. Legal Proceedings

The Company has no material pending litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the stockholders of the Company during the fourth quarter of the fiscal year ended December 29, 2001.

Item 4A. Executive Officers of the Company

The following table sets forth the names, ages, positions and certain other information regarding the Company's executive officers as of March 29, 2002. Officers are elected annually and serve at the discretion of the board of directors.

Name	Age	Positions
Neal L. Patterson	52	Chairman of the Board of Directors and Chief Executive Officer
Clifford W. Illig	51	Vice Chairman of the Board of Directors
Earl H. Devanny, III	50	President
Glenn P. Tobin, Ph.D.	40	Executive Vice President and Chief Operating Officer
Paul M. Black	43	Executive Vice President and Chief Sales Officer
Rick M. Smith	50	Executive Vice President
Jack A. Newman, Jr.	54	Executive Vice President
Douglas M. Krebs	44	Senior Vice President and President of Cerner International, Inc.
Stephen M. Goodrich	50	Senior Vice President and Chief Quality Officer
Richard J. Flanigan, Jr.	42	Senior Vice President and General Manager
Stephen D. Garver	41	Senior Vice President and Managing Partner
Marc G. Naughton	47	Senior Vice President and Chief Financial Officer
Jeffrey A. Townsend	38	Senior Vice President and Chief Engineering Officer
Stanley M. Sword	40	Senior Vice President and Chief People Officer
Randy D. Sims	41	Vice President, Chief Legal Officer and Secretary

Neal L. Patterson has been Chairman of the Board of Directors and Chief Executive Officer of the Company for more than five years. Mr. Patterson also served as President of the Company from March of 1999 until August of 1999.

Clifford W. Illig has been a Director of the Company for more than five years. He also served as Chief Operating Officer of the Company for more than five years until October 1998 and as President of the Company for more than five years until March of 1999. Mr. Illig was appointed Vice Chairman of the Board of Directors in March of 1999.

Earl H. Devanny, III joined the Company in August of 1999 as President. Prior to joining the Company, Mr. Devanny served as president of the ADAC Healthcare Information Systems, Inc. Prior to joining ADAC, Mr. Devanny served as a Vice President of the Company from 1994 to 1997. Prior to that he spent 17 years with IBM Corporation.

Glenn P. Tobin, Ph.D. joined the Company in April of 1998 as General Manager and Senior Vice President. On October 29, 1998, Dr. Tobin was appointed Executive Vice President and Chief Operating Officer. Prior to joining the Company, Dr. Tobin served as a senior consultant with McKinsey and Co., Inc. for more than five years.

Paul M. Black joined the Company in March of 1994 as a Regional Vice President. He was promoted in June 1998 to Senior Vice President and Chief Sales Officer and to Executive Vice President in September of 2000. Prior to joining the Company, he spent twelve years with IBM Corporation.

Rick M. Smith joined the Company in June of 2001 as Executive Vice President of Cerner Consulting. Prior to joining the Company, he spent more than 27 years with Deloitte Consulting.

Jack A. Newman, Jr. joined the Company in January of 1996 as Executive Vice President. Prior to joining the Company, he was with KPMG LLP for twenty-two years. Immediately prior to joining Cerner, he was National Partner-in-Charge of KPMG's Healthcare Strategy Practice.

Douglas M. Krebs joined the Company in June 1994 as a Regional Vice President. He was promoted to Senior Vice President and Area Manager in April 1999. On February 1, 2000, Mr. Krebs was appointed as President of Cerner International, Inc., a wholly owned subsidiary of the Company. Prior to joining Cerner, he spent fifteen years with IBM Corporation.

Stephen M. Goodrich joined the Company in October 1987 as a project leader in the product organization. In 1992 he was promoted to Vice President and was promoted to Senior Vice President in April 1999. He was named Chief Quality Officer in January of 2000.

Richard J. Flanigan, Jr. joined the Company in November 1994 as a Regional Vice President. In 1997, his responsibilities were extended and he was named as General Manager. He was promoted to Senior Vice President in April 2000. Prior to joining Cerner, Mr. Flanigan spent more than thirteen years in sales and management positions at IBM Corporation.

Stephen D. Garver joined the Company in March 1992 as part of Cerner Consulting. In March of 1999, he was named Vice President and Managing Partner and was promoted to Senior Vice President in April 2000. Prior to joining the Company, Mr. Garver spent ten years with Andersen Consulting in a variety of roles within the systems integration practice.

Marc G. Naughton joined the Company in November 1992 as Manager of Taxes. In November 1995, he was named Chief Financial Officer and in February 1996, he was promoted to Vice President. He was promoted to Senior Vice President in March 2002

Jeffrey A. Townsend joined the Company in June 1985. Since that time he has held several positions in product organization and was promoted to Vice President in February 1997. He was appointed Chief Engineering Officer in March 1998 and he was promoted to Senior Vice President in March 2001.

Stanley M. Sword joined the Company in August 1998 as Vice President. He was promoted to Senior Vice President in March 2002. Prior to joining Cerner, he served as a client partner in the outsourcing practice of AT&T Solutions and as the Vice President of Organization Development for NCR Corporation. Prior to joining AT&T, Mr. Sword spent ten years with Andersen Consulting in a variety of roles within the systems integration practice.

Randy D. Sims joined the Company in March 1997 as Vice President and Chief Legal Officer. Prior to joining the Company, Mr. Sims worked at Farmland Industries, Inc. for three years where he served most recently as Associate General Counsel. Prior to Farmland, Mr. Sims was in-house legal counsel at The Marley Company for seven years, holding the position of Assistant General Counsel when he left to join Farmland.

Part II

Item 5. Market for the Registrant's Common Stock and Related Security Holder Matters

The Company's common stock trades on The NASDAQ Stock Market[SM] under the symbol CERN. The following table sets forth the high, low and last sales prices for the fiscal quarters of 2001 and 2000 as reported by The NASDAQ National Market System. These quotations represent prices between dealers and do not include retail mark-up, mark-down or commissions, and do not necessarily represent actual transactions.

	2001			2000		
	High	Low	Last	High	Low	Last
First quarter	61.50	30.81	34.25	40.88	17.88	27.00
Second quarter	49.50	28.00	42.00	32.14	19.75	27.25
Third quarter	57.35	37.57	49.50	48.00	26.31	46.44
Fourth quarter	60.00	45.06	50.69	64.88	40.50	46.25

On January 31, 2002, there were approximately 1,200 owners of record. To date, the Company has paid no dividends and it does not intend to pay dividends in the foreseeable future. Management believes it is in the stockholders' best interest to reinvest funds in the operation of the business.

Item 6. Selected Financial Data

		2001 (1)(2)	2000 (3)(4)(5)(6)(7)	1999 (8)(9)	1998 (10)	1997
(In thousands, except per share data)						
Statements of Earnings Data:						
Revenues	$	542,605	404,504	340,197	330,902	245,057
Operating earnings		61,532	25,602	3,698	33,530	22,170
Earnings (loss) before income taxes and extraordinary item		(63,314)	172,123	302	33,268	24,484
Extraordinary item – early extinguishment of debt		-	-	(1,395)	-	-
Net earnings (loss)		(42,366)	105,265	(1,211)	20,589	15,148
Earnings (loss) per share before extraordinary item:						
Basic		(1.21)	3.08	.01	.63	.46
Diluted		(1.21)	2.96	.01	.61	.45
Earnings (loss) per share:						
Basic		(1.21)	3.08	(.04)	.63	.46
Diluted		(1.21)	2.96	(.04)	.61	.45
Weighted average shares outstanding:						
Basic		34,907	34,123	33,623	32,825	32,881
Diluted		34,907	35,603	33,916	33,667	33,668
Balance Sheet Data:						
Working capital	$	189,488	186,181	170,053	118,681	156,808
Total assets		712,302	616,411	660,891	436,485	331,781
Long-term debt, net		92,132	102,299	100,000	25,000	30,026
Stockholders' equity		394,839	343,717	378,937	271,143	233,747

(1) Includes a non-recurring gain on the settlement of the WebMD performance warrants. The impact of this gain is a $4.8 million (net of tax) increase in net earnings and an increase to diluted earnings per share of $.13 for 2001.

(2) Includes a non-recurring charge on the adjustment of the carrying value of the WebMD shares. The impact of this charge is an $81.4 million (net of tax) decrease in net earnings and a decrease to diluted earnings per share of ($2.21) for 2001.

(3) Includes a non-recurring investment gain of $120.4 million, net of $68.3 million tax expense, related to the conversion of shares of CareInsite common stock to shares of WebMD common stock. The impact of this non-recurring investment gain on diluted earnings per share was $3.38 for 2000.

(4) Includes a non-recurring investment loss of $24.5 million, net of $13.9 million tax benefit, related to the sale of shares of WebMD common stock. The impact of this non-recurring investment loss on diluted earnings per share was ($.69) for 2000.

(5) Includes a non-recurring charge of $6.7 million related to the write-down of intangible assets associated with the acquisition of Health Network Ventures, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.19) for 2000.

(6) Includes a non-recurring charge of $3.2 million related to the acquisition of CITATION Computer Systems, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.09) for 2000.

(7) Includes a non-recurring charge of $1.0 million, net of $.7 million tax benefit, related to the acquisition of ADAC Healthcare Information Systems, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.03) for 2000.

(8) Includes a non-recurring charge of $5.8 million, net of $3.6 million tax benefit, related to the cost in excess of revenues of completing fixed fee implementation contracts. The impact of this non-recurring charge on diluted earnings per share was ($.17) for 1999.

(9) Includes a non-recurring charge of $.9 million, net of $.5 million tax benefit, related to the accrual of branch restructuring costs. The impact of this non-recurring charge on diluted earnings per share was ($.03) for 1999.

(10) Includes a non-recurring charge of $3.1 million, net of $1.9 million tax benefit, related to the acquisition of Multum Information Services, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.09) for 1998.

Summary Pro-Forma Financial Data

(Statements of Earnings Data Excluding Non-Recurring Gains, Losses and Charges)

		2001(1)(2)	2000(3)(4)(5)(6)(7)	1999 (8)(9)	1998(10)	1997
(In thousands, except per share data) Statements of Earnings Data, Before Non-recurring Gains, Losses and Charges:						
Revenues	$	542,605	404,504	340,197	330,902	245,057
Operating earnings		61,532	37,189	14,505	38,568	22,170
Earnings before income taxes and extraordinary item		56,723	33,518	11,109	38,306	24,484
Extraordinary item – early extinguishment of debt		-	-	(1,395)	-	-
Net earnings		34,217	20,366	5,462	23,687	15,148
Earnings per share before extraordinary item:						
Basic		.98	.60	.20	.72	.46
Diluted		.93	.57	.20	.70	.45
Earnings per share:						
Basic		.98	.60	.16	.72	.46
Diluted		.93	.57	.16	.70	.45
Weighted average shares outstanding:						
Basic		34,907	34,123	33,623	32,825	32,881
Diluted		36,843	35,603	33,916	33,667	33,668

(1) Pro-Forma Statement of Earnings Data excludes a non-recurring gain on the settlement of the WebMD performance warrants. The impact of this gain is a $4.8 million (net of tax) increase in net earnings and an increase to diluted earnings per share of $.13 for 2001.

(2) Pro-Forma Statement of Earnings Data excludes a non-recurring charge on the adjustment of the carrying value of the WebMD shares. The impact of this charge is an $81.4 million (net of tax) decrease in net earnings and a decrease to diluted earnings per share of ($2.21) for 2001.

(3) Pro-Forma Statement of Earnings Data excludes a non-recurring investment gain of $120.4 million, net of $68.3 million tax expense, related to the conversion of shares of CareInsite common stock to shares of WebMD common stock. The impact of this non-recurring investment gain on diluted earnings per share was $3.38 for 2000.

(4) Pro-Forma Statement of Earnings Data excludes a non-recurring investment loss of $24.5 million, net of $13.9 million tax benefit, related to the sale of shares of WebMD common stock. The impact of this non-recurring investment loss on diluted earnings per share was ($.69) for 2000.

(5) Pro-Forma Statement of Earnings Data excludes a non-recurring charge of $6.7 million related to the write-down of intangible assets associated with the acquisition of Health Network Ventures, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.19) for 2000.

(6) Pro-Forma Statement of Earnings Data excludes a non-recurring charge of $3.2 million related to the acquisition of CITATION Computer Systems, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.09) for 2000.

(7) Pro-Forma Statement of Earnings Data excludes a non-recurring charge of $1.0 million, net of $.7 million tax benefit, related to the acquisition of ADAC Healthcare Information Systems, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.03) for 2000.

(8) Pro-Forma Statement of Earnings Data excludes a non-recurring charge of $5.8 million, net of $3.6 million tax benefit, related to the cost in excess of revenues of completing fixed fee implementation contracts. The impact of this non-recurring charge on diluted earnings per share was ($.17) for 1999.

(9) Pro-Forma Statement of Earnings Data excludes a non-recurring charge of $.9 million, net of $.5 million tax benefit, related to the accrual of branch restructuring costs. The impact of this non-recurring charge on diluted earnings per share was ($.03) for 1999.

(10) Pro-Forma Statement of Earnings Data excludes a non-recurring charge of $3.1 million, net of $1.9 million tax benefit, related to the acquisition of Multum Information Services, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.09) for 1998.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction

In 2001, the Company set records in bookings, revenues, pro-forma earnings and cash flow. The Company continued to expand its product line to more than 40 products at the end of 2001, and the breadth of the Company's products was evidenced by record bookings contributions from ten different application categories. The Company continued to build new client relationships, with approximately 40 percent of new business bookings coming from clients that had no prior relationship with the Company. The Company also continued to strengthen its strategic presence in Europe. Operationally, the Company brought 420 *Millennium* applications live in 2001, bringing the total number of live applications to more than 1,200.

The Company continued to address new markets in 2001 with the launch of two major new application suites, *ProFit* and *Cerner ProVision*. During 2001, the Company completed a major implementation of *ProFit*, the Company's patient accounting solution, improving its position to address an estimated $3 billion market. *ProVision*, the Company's enterprise wide image management solution, was also launched in 2001. *ProVision* allows the company to be competitive in an estimated $1 billion market.

Several industry forces continue to create significant pressures on health care organizations to expand the use of information technology. The Leapfrog Group is becoming an increasing force for driving systemic change in health care organizations. Leapfrog recommends that employers select health plans with hospitals that use a computerized physician order entry system as a primary method of eliminating medical errors in hospitals. The Institute of Medicine issued a report in 2001 indicating that the use of information technology is critical to improving the quality and safety of health care. The industry also faces workforce shortages, with as many as 126,000 open nursing positions and this issue could be exacerbated in coming years by the very large increase in demand for health care services that will be caused by the aging of the baby boomers, the average of whom will be approximately 65 years old by 2010. The Health Insurance Portability and Accountability Act of 1996 (HIPAA) adds an additional element of complexity for healthcare organizations around security and patient confidentiality.

The Company believes the wide range of issues health care organizations face can be best addressed with information technology. The Company believes that its investment in the *Millennium* architecture creates a major competitive advantage. *Millennium* is the only fully integrated, large-scale, contemporary, enterprise-wide architecture in the industry. This integration and the comprehensiveness of the Company's solutions position the Company very well to address the array of issues faced by health care organizations.

Results of Operations

Year Ended December 29, 2001, Compared to Year Ended December 30, 2000

The Company's revenues increased 34% to $542,605,000 in 2001 from $404,504,000 in 2000. Net earnings, before non-recurring charges and credits were $34,217,000 in 2001 compared to $20,366,000 in 2000. Non-recurring charges and credits in 2001, as described below, included a gain on software license settlement and investment losses. Non-recurring charges and credits in 2000, as described below, included a realized investment gain and loss, write-offs of acquired in-process research and development and a write-down of intangible assets. Including the non-recurring charges and credits, the Company had a loss of $42,366,000 in 2001 compared to net earnings of $105,265,000 in 2000.

Revenues - In 2001, revenues increased due to an increase in system sales and support of installed systems. System sales increased 42% to $373,078,000 in 2001 from $263,109,000 in 2000. Included in system sales are revenues from the sale of software, hardware, sublicensed software and professional services. The increase in system sales is due to an increase in new contract bookings in 2001 compared to 2000.

Total sales to the installed base in 2001, including new systems, incremental hardware and software, support and maintenance services and discrete services, were 73% of total revenues in 2001 compared to 77% in 2000.

At December 29, 2001, the Company had $566,280,000 in contract backlog and $221,393,000 in support and maintenance backlog, compared to $439,943,000 in contract backlog and $184,360,000 in support and maintenance backlog at the end of 2000.

Support and maintenance revenues increased 22% in 2001 compared to 2000. Included in support and maintenance are revenues from support and maintenance of software, hardware and sublicensed software. These revenues represented 26% of 2001 and 28% of 2000 total revenues. This increase was due primarily to the increase in the company's installed and converted client base.

Other revenues increased 9% to $28,861,000 in 2001 from $26,497,000 in 2000. Included in other revenues are revenues from subscriptions, services to clients and education to clients. This increase was due primarily to additional revenues derived from subscriptions and services to clients.

Cost of Revenues - The cost of revenues includes the cost of third-party consulting services, computer hardware and sublicensed software purchased from computer and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. The cost of revenues was 21% of total revenues in 2001, and 22% of total revenues in 2000. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, services and support) components carrying different margin rates changes from period to period. The decrease in the cost of revenue as a percent of total revenues resulted principally from a decrease in the percent of revenue from computer hardware and sublicensed software, which carry a higher cost of revenue percentage.

Sales and Client Service - Sales and client service expenses include salaries of client service personnel, communications expenses and unreimbursed travel expenses. Also included are sales and marketing salaries, travel expenses, tradeshow costs and advertising costs. These expenses as a percent of total revenues were 42% in both 2001 and 2000. The increase in total sales and client service expenses is attributable to the cost of a larger field sales and services organization and marketing of new products.

Software Development - Software development expenses include salaries, documentation and other direct expenses incurred in product development and amortization of software development costs. Total expenditures for software development, including both capitalized and noncapitalized portions, for 2001 and 2000 were $113,872,000 and $90,694,000, respectively. These amounts exclude amortization. Capitalized software costs were $37,828,000 and $30,982,000 for 2001 and 2000, respectively.

General and Administrative - General and administrative expenses include salaries for corporate, financial, and administrative staffs, utilities, communications expenses and professional fees. These expenses as a percent of total revenues were 7% in 2001 and 2000.

Write-off of Acquired In-Process Research and Development – Write-off of acquired in-process research and development includes one-time expenses resulting from the acquisitions of CITATION Computer Systems, Inc. and ADAC Healthcare Information Systems, Inc., in 2000.

Write-down of Intangible Assets – Write-down of intangible assets is a one-time expense resulting from the decision to discontinue a portion of the Health Network Ventures, Inc. business as more fully described in Note 2 to the Consolidated Financial Statements.

Interest Expense, Net - Interest income was $2,896,000 in 2001 compared to $3,645,000 in 2000. This decrease is due primarily to a decrease in invested cash. Interest expense was $7,321,000 in 2001 compared to $7,316,000 in 2000.

Write-Down of Investment - The write-down of investment is a non-recurring charge related to the adjustment of the carrying value of the WebMD shares in 2001.

Gain on Software License Settlement - The gain on software license settlement is a non-recurring gain related to the settlement of the WebMD performance warrants in 2001.

Realized Gain on Exchange of Stock - The realized gain on exchange of stock is a non-recurring investment gain related to the exchange of CareInsite shares for WebMD shares in 2000.

Realized Loss on Sale of Stock – The realized loss on sale of stock is a non-recurring investment loss related to the sale of Cybercare shares in 2001 and a portion of the WebMD shares in 2000.

Income Taxes - The Company's effective tax rate was a benefit of 33% in 2001 and an expense 39% in 2000. The benefit is a result of the non-recurring loss on the WebMD shares and other permanent differences.

Year Ended December 30, 2000, Compared to Year Ended January 1, 2000

The Company's revenues increased 19% to $404,504,000 in 2000 from $340,197,000 in 1999. Net earnings, before extraordinary item and non-recurring charges and credits was $20,366,000 in 2000 compared to $6,857,000 in 1999. Non-recurring charges and credits in 2000, as described below, included a realized investment gain and loss, write-off of acquired in-process research and development and a write-down of intangible assets. Non-recurring charges in 1999, as described below, include contract reserves and branch restructuring charges. Including the extraordinary item and non-recurring charges, the Company had earnings of $105,265,000 in 2000 compared to a loss of $1,211,000 in 1999.

Revenues - In 2000, revenues increased due to an increase in system sales and support of installed systems. System sales increased 17% to $263,109,000 in 2000 from $224,510,000 in 1999. Included in system sales are revenues from the sale of software, hardware, sublicensed software and professional services. The increase in system sales is due to an increase in new contract bookings in 2000 compared to 1999.

Total sales to the installed base in 2000, including new systems, incremental hardware and software, support and maintenance services and discrete services, were 77% of total revenues in 2000 compared to 75% in 1999.

At December 30, 2000, the Company had $439,943,000 in contract backlog and $184,360,000 in support and maintenance backlog, compared to $338,614,000 in contract backlog and $162,798,000 in support and maintenance backlog at the end of 1999.

Support and maintenance revenues increased 22% in 2000 as compared to 1999. Included in support and maintenance are revenues from support and maintenance of software, hardware and sublicensed software. These revenues represented 28% of 2000 and 1999 total revenues.

Other revenues increased 23% to $26,497,000 in 2000 from $21,489,000 in 1999. Included in other revenues are revenues from subscription, services to clients and education to clients. This increase was due primarily to additional revenues derived from subscriptions and services to clients; these increases were $1,765,000 and $2,324,000, respectively. The Company anticipates that other revenues will continue to increase in 2001.

Cost of Revenues - The cost of revenues includes the cost of third-party consulting services, computer hardware and sublicensed software purchased from computer and software manufacturers for delivery to clients. It also includes the cost of hardware maintenance and sublicensed software support subcontracted to the manufacturers. The cost of revenues was 22% of total revenues in 2000, and 25% of total revenues in 1999, excluding a non-recurring charge relating to fixed fee implementation contracts, as described below. Such costs, as a percent of revenues, typically have varied as the mix of revenue (software, hardware, services and support) components carrying different margin rates changes from period to period. The decrease in the cost of revenue as a percent of total revenues resulted principally from a decrease in the percent of revenue from computer hardware and sublicensed software, which carry a higher cost of revenue percentage.

Included in the 1999 cost of revenues is a charge of $9,449,000, which represents the remaining additional costs in excess of revenues required to complete certain remaining *Cerner Millennium* fixed fee implementation contracts. The Company switched to an hourly fee-for-service implementation model in 1997. Delays in some of the older projects, primarily caused by delays in development of the Company's *Cerner Millennium* products, increased the time required to complete these installations. While the Company originally anticipated these fixed fee implementations would be completed in 1999, in some instances the focus by clients on their internal Y2K projects created a further delay. As a result of the significant implementation work completed in the last half of 1999 and the agreement between the Company and these clients in the fourth quarter as to the scope of work remaining, the Company estimated that the costs to complete certain fixed fee implementation contracts would exceed the remaining revenue by $9,449,000. The Company recognized the impact of these excess costs in the fourth quarter income statement as a non-recurring cost of revenues. $7,148,000 of these additional costs were incurred in 2000, with the remaining costs to be completed in 2001. There were no significant changes in the estimates of the costs to complete in 2000.

Sales and Client Service - Sales and client service expenses include salaries of client service personnel, communications expenses and unreimbursed travel expenses. Also included are sales and marketing salaries, travel expenses, tradeshow costs and advertising costs. These expenses as a percent of total revenues were 42% in 2000 and 41% in 1999, excluding a non-recurring charge related to the closing of five branch offices, as described below. The increase in total sales and client service expenses is attributable to the cost of a larger field sales and services organization and marketing of new products.

Included in 1999 sales and client service expenses is a non-recurring charge related to the closing of five branch offices. In December, 1999, the Company made a decision to close five of its branch offices. The Company created a regional branch structure in 1994 in order to bring associates closer to its clients. The natural evolution of that strategy and the ability to leverage internal information technology infrastructure to create a more virtual workplace has resulted in a significant decrease in utilization of certain regional offices. This led to the decision to close these physical locations. The Company recorded a charge of $1.4 million in the 1999 fourth quarter to provide for the costs of closing these locations, primarily based on estimated lease cancellation fees. All of these costs were paid in 2000. The Company will continue to maintain offices in Denver, Colorado; Detroit, Michigan; St. Louis, Missouri; Dallas, Texas; Washington, D.C.; Chesapeake, Virginia; Houston, Texas; Brussels, Belgium and Sydney, Australia, in addition to the world headquarters in North Kansas City, Missouri.

Software Development - Software development expenses include salaries, documentation and other direct expenses incurred in product development and amortization of software development costs. Total expenditures for software development, including both capitalized and noncapitalized portions, for 2000 and 1999 were $90,694,000 and $88,699,000, respectively. These amounts exclude amortization. Capitalized software costs were $30,982,000 and $30,192,000 for 2000 and 1999, respectively.

General and Administrative - General and administrative expenses include salaries for corporate, financial, and administrative staffs, utilities, communications expenses and professional fees. These expenses as a percent of total revenues were 7% in 2000 and 8% in 1999.

Write-off of In-Process Research and Development – Write-off of in-process research and development includes one-time expenses resulting from the acquisitions of CITATION Computer Systems, Inc. and ADAC Healthcare Information Systems, Inc., in 2000.

Write-down of Intangible Assets – Write-down of intangible assets is a one-time expense resulting from the decision to discontinue a portion of the Health Network Ventures, Inc. business as more fully described in Note 2 to the Consolidated Financial Statements.

Interest Expense, Net - Net interest expense was $3,671,000 in 2000 compared to $3,396,000 in 1999. The increase is due to an increase in borrowings.

Realized Gain on Exchange of Stock - The realized gain on exchange of stock is a non-recurring investment gain related to the exchange of CareInsite shares for WebMD shares in 2000.

Realized Loss on Sale of Stock – The realized loss on sale of stock is a non-recurring investment loss related to the sale of a portion of the WebMD shares in 2000.

Income Taxes - The Company's effective tax rate was 39% in 2000 and 1999.

Liquidity and Capital Resources

The Company had total cash and cash equivalents of $107,536,000 at the end of 2001 and working capital of $189,488,000 compared to cash and cash equivalents of $90,893,000 at the end of 2000 and working capital of $186,181,000.

The Company generated cash of $64,838,000, $53,313,000 and $27,389,000 from operations in 2001, 2000 and 1999, respectively. Cash flow from operations increased in 2001 and 2000, due primarily to the increase in net earnings before noncash charges, increased collection of receivables, improved payment terms and record level of conversions. Cash flow from operations increased in 1999, due primarily to increased collection of receivables, improved payment terms and record level of conversions.

Cash used in investing activities consisted primarily of capitalized software development costs of $37,828,000 and $30,982,000 and purchases of capital equipment, land and buildings of $25,722,000 and $16,154,000 in 2001 and 2000, respectively. The Company also made additional investments in affiliates of $1,664,000 and $7,370,000 and completed acquisitions of businesses for $4,045,000 and $16,829,000 in 2001 and 2000, respectively.

Revenues provided under support and maintenance agreements represent recurring cash flows. Support and maintenance revenues increased 22%, 22% and 23%, in 2001, 2000 and 1999, respectively, and the Company expects these revenues to continue to grow as the base of installed systems grows.

On April 15, 1999, the Company completed a $100,000,000 private placement of debt pursuant to a Note Agreement date April 1, 1999. The Series A Senior Notes, with a $60,000,000 principal amount at 7.14% are payable in five equal annual installments beginning in April 2002. The Series B Senior Notes, with a $40,000,000 principal amount at 7.66% are payable in six equal annual installments beginning April 2004. The proceeds were used to retire the Company's existing $30,000,000 of debt, and the remaining funds are being used for capital improvements and to strengthen the Company's cash position. In connection with the early extinguishment of debt, the Company incurred a $1,395,000, net of taxes, extraordinary loss for a prepayment penalty and write-off of deferred loan costs. The Note Agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets and pay dividends. The Company was in compliance with all covenants at December 29, 2001.

The Company's liquidity is influenced by many factors, including the amount and timing of the Company's revenues, its cash collections from its clients and the amounts the Company invests in software development, acquisitions and capital expenditures. The Company has a loan agreement with a bank that provides for a long-term revolving line of credit for working capital purposes. The long-term revolving line of credit is unsecured and requires monthly payments of interest only. Interest is payable at the Company's option at a rate based on prime (4.75% at December 29, 2001) less .5% or LIBOR (1.87% at December 29, 2001) plus 1.35%. The interest rate may be reduced by up to .5% if certain net worth ratios are maintained. At December 29, 2001, the Company had $15,000,000 in outstanding borrowings under this agreement and had $30,000,000 available for working capital purposes. The agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets, and pay dividends. A commitment fee of 1/4% is payable quarterly on the unused portion of the revolving line of credit. The revolving line of credit matures on September 30, 2002. The Company believes that its present cash position, together with cash generated from operations, will be sufficient to meet anticipated cash requirements during 2002.

At December 29, 2001, the company was committed to spending between $35,000,000 to $40,000,000 under a construction contract for a new building at its Kansas City headquarters complex. The construction will be financed by the Company's line of credit and cash generated from operations.

The effects of inflation on the Company's business during 2001 and 2000 were not significant.

Critical Accounting Policies

The Company believes that there are several accounting policies that are critical to understanding the Company's historical and future performance, as these policies affect the reported amount of revenue and other significant areas involving management's judgements and estimates. These significant accounting polices relate to revenue recognition, software development, other than temporary declines in the market value of investments, allowance for doubtful accounts, and potential impairments of goodwill. These policies and the Company's procedures related to these policies are described in detail below and under specific areas within the discussion and analysis of the Company's financial condition and results of operations. In addition, please refer to Note 1 to the accompanying financial statements for further discussion of the Company's accounting policies.

Revenue Recognition

Revenues are derived primarily from the sale of clinical and financial information systems and solutions. The components of these revenues are the licensing of computer software, software support and hardware maintenance, remote hosting and outsourcing, training, installation, consulting and implementation services, subscription content, and the sale of computer hardware and sublicensed software.

The Company recognizes revenue in accordance with the provisions of Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin (SAB) 101 "Revenue Recognition in Financial Statements". SOP No 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of those elements. Revenue from multiple-element software arrangements is recognized using the residual method. Under the residual method, revenue is recognized in a multiple element arrangement when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e. professional services, maintenance, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. software products). The Company allocates revenue to each element in a multiple element arrangement based on its respective fair value, with the fair value determined by the price charged when that element is sold separately. Specifically, the Company determines the fair value of the maintenance portion of the arrangement based on the renewal price of the maintenance charged to clients, professional services portion of the arrangement, other than installation services, based on hourly rates which the Company charges for these services when sold apart from a software license, and the hardware and sublicense software based on the prices for these elements when they are sold separate from the software. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence can be established.

Inherent in the revenue recognition process are significant management estimates and judgements which influence the timing and the amount of revenue recognition. The Company provides several models for the procurement of its clinical and financial information systems. The predominant method is a perpetual software license agreement, project-related installation services, implementation and consulting services, computer hardware and sublicensed software, and software support. For those arrangements involving the use of services, the Company uses the percentage of completion method of accounting, following the guidance in the AICPA Statement of Position No. 81-1 (SOP 81-1), *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.*

The Company provides installation services, which include project scoping services, conducting pre-installation audits and creating initial environments. Because installation services are deemed to be essential to the functionality of the software, software license and installation services fees are recognized over the software installation period using output measures which reflect direct labor hours incurred, beginning at software delivery and culminating at completion of installation, typically a three- to six-month process.

The Company also provides implementation and consulting services, which include consulting activities that fall outside of the scope of the standard installation services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include additional database consulting, system configuration, project management, testing assistance, network consulting and post-conversion review services. Implementation and consulting services are generally not deemed to be essential to the functionality of the software, and, thus, do not impact the timing of the software license recognition, unless software license fees are tied to implementation milestones. In those instances, the portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable. Implementation fees are recognized over the service period, which may extend from six months to three years.

Remote hosting and outsourcing services are marketed under long-term arrangements generally over periods of 5 to 10 years. Revenues from these arrangements are recognized as the services are performed.

Software maintenance fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted maintenance term. Hardware maintenance revenues are billed and recognized monthly over the contracted maintenance term.

Subscription and content fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms.

Hardware and sublicensed software sales are generally recognized upon delivery to the customer.

The Company also offers its products on an application service provider ("ASP") or a term license basis, making available Company software functionality on a remote processing basis from the Company's data centers. The data centers provide system and administrative support as well as processing services. Revenue on software and services provided on an ASP or term license basis is recognized on a monthly basis over the term of the contract. The Company capitalizes related direct costs consisting of third-party costs and direct software installation and implementation costs. These costs are amortized over the term of the arrangement.

In the event the Company contractually agrees to develop new or customized code, the Company will utilize percentage of completion accounting in accordance with SOP 81-1.

Deferred revenue is comprised of deferrals for license fees, maintenance and other services for which payment has been received and for which the service has not yet been performed. Long-term deferred revenue, at December 29, 2001, represents amounts received from license fees, maintenance and other services to be earned or provided beginning in periods on or after December 29, 2002.

Software Development Costs

Costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detail program design. Thereafter, all software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each product with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the product. The Company is amortizing capitalized costs over five years. During 2001, 2000 and 1999, the Company capitalized $37,828,000, $30,982,000 and $30,192,000, respectively, of total software development costs of $113,872,000, $90,694,000, and $88,699,000, respectively. Amortization expense of capitalized software development costs in 2001, 2000, and 1999 was $24,142,000, $18,713,000, and $14,156,000, respectively, and accumulated amortization was $100,553,000, $76,411,000, and $57,698,000, respectively.

The Company expects that major software information systems companies, large information technology consulting service providers and systems integrators, Internet-based start-up companies and others specializing in the healthcare industry may offer competitive products or services. The pace of change in the health care information systems market is rapid and there are frequent new product introductions, product enhancements and evolving industry standards and requirements. As a result, the capitalized software may become less vulnerable or obsolete and could be subject to impairment.

Investments

The Company accounts for its investments in equity securities which have readily determinable fair values as available-for-sale. Available-for-sale securities are reported at fair value with unrealized gains and losses reported, net of tax, as a separate component of accumulated other comprehensive income. For realized gains and losses on available-for-sale investments, the Company utilizes the specific identification method as the basis to determine cost. Investments in the common stock of certain affiliates over which the Company exerts significant influence are accounted for by the equity method.

The Company also has certain other minority equity investments in non-publicly traded securities. These investments are generally carried at cost as the Company owns less than 20% of the voting equity and does not have the ability to exercise significant influence over these companies. The balance of these investments at December 29, 2001 and December 30, 2000 was $18,212,000 and $26,601,000, respectively. These investments are inherently high risk as the market for technologies and content by these companies are usually early stage at the time of the investment by the Company and such markets may never be significant. The Company could lose its entire investment in certain or all of these companies. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

All equity securities are reviewed by the Company for declines in fair value. If such declines are considered to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis, and the amount of the write-down is included in earnings.

Concentrations

Substantially all of the Company's cash and cash equivalents and short-term investments, are held at two major U.S. financial institutions. The majority of the Company's cash equivalents consist of U.S. Government Federal Agency Securities, short-term marketable securities, and overnight repurchase agreements. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Substantially all of the Company's clients are Integrated Delivery Networks, Hospitals, and other health care-related organizations. If significant adverse macro-economic factors were to impact these organizations, it could materially adversely affect the Company. The Company's access to certain software and hardware components are dependent upon single and sole source suppliers. The inability of any supplier to fulfill supply requirements of the Company could affect future results.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its clients and generally does not require collateral from its clients. The Company maintains an allowance for potential losses on a specific identification basis and based on historical experience and management's judgements. The Company's allowance for doubtful accounts as of December 29, 2001 and December 30, 2000 was $6,880,000 and $5,999,000, respectively.

Goodwill

Excess of cost over net assets acquired (goodwill) is being amortized on a straight-line basis over four to eight years. Accumulated amortization was $8,727,000, and $5,964,000 at the end of 2001, and 2000, respectively. The Company assesses the recoverability of goodwill based on forecasted undiscounted future operating cash flows. Estimates of future operating cash flows inherently involve substantial management judgement about the likely impacts of current and future events and conditions.

On June 30, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Intangible Assets". Major Provisions of these Statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interests method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combinations must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, retired or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective January 1, 2002, goodwill from previous acquisitions will no longer be subject to amortization, but will be subject to annual evaluations for impairment based on fair value. The company completed two acquisitions subsequent to June 30, 2001, which resulted in approximately, $14.2 million of goodwill that was not amortized in accordance with SFAS 142. Goodwill amortization for 2001 was approximately $2,247,000. Management is currently reviewing the impact that the provisions of this statement will have on the Company's financial statements.

Factors That May Affect Future Results of Operations, Financial Condition or Business

Statements made in this report, the Annual Report to Shareholders in which this report is made a part, other reports and proxy statements filed with the Securities and Exchange Commission, communications to stockholders, press releases and oral statements made by representatives of the Company that are not historical in nature, or that state the Company's or management's intentions, hopes, beliefs, expectations or predictions of the future, are "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, and involve risks and uncertainties. The words "could," "should," "will be," "will lead," "will assist," "intended," "continue," "believe," "may," "expect," "hope," "anticipate," "goal," "forecast" and similar expressions are intended to identify such forward-looking statements. It is important to note that any such performance, and actual results, financial condition or business could differ materially from those expressed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below as well as those discussed elsewhere in reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes in future operating results, financial condition or business over time.

Quarterly Operating Results May Vary - The Company's quarterly operating results have varied in the past and may continue to vary in future periods. Quarterly operating results may vary for a number of reasons including demand for the Company's products and services, the Company's long sales cycle, potentially long installation and implementation cycle for these larger, more complex and costlier systems and other factors described in this report. As a result of health care industry trends and the market for the Company's *Cerner Millennium* products, a large percentage of the Company's revenues are generated by the sale and installation of larger, more complex and costlier systems. The sales process for these systems is lengthy and involves a significant technical evaluation and commitment of capital and other resources by the client. The sale may be subject to delays due to clients' internal budgets and procedures for approving large capital expenditures and by competing needs for other capital expenditures and deploying new technologies or personnel resources. Delays in the expected sale or installation of these large contracts may have a significant impact on the Company's anticipated quarterly revenues and consequently its earnings, because a significant percentage of the Company's expenses are relatively fixed.

These larger, more complex and costlier systems are installed and implemented over time periods ranging from approximately one month to three years and may involve significant efforts both by the Company and the client. The Company recognizes revenue upon the completion of standard milestone conditions and the amount of revenue recognized in any quarter depends upon the Company's and the client's ability to meet these project milestones. Delays in meeting these milestone conditions or modification of the contract relating to one or more of these systems could result in a shift of revenue recognition from one quarter to another and could have a material adverse effect on results of operations for a particular quarter. In addition, support payments by clients for the Company's products generally do not commence until the product is in use.

The Company's revenues from system sales historically have been lower in the first quarter of the year and greater in the fourth quarter of the year.

Stock Price May Be Volatile - The trading price of the Company's common stock may be volatile. The market for the Company's common stock may experience significant price and volume fluctuations in response to a number of factors including actual or anticipated quarterly variations in operating results, changes in expectations of future financial performance or changes in estimates of securities analysts, governmental regulatory action, health care reform measures, client relationship developments and other factors, many of which are beyond the Company's control.

Furthermore, the stock market in general, and the market for software, healthcare and high technology companies in particular, has experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the trading price of the Company's common stock, regardless of actual operating performance.

Market Risk of Investments - The Company accounts for its investments in equity securities which have readily determinable fair values as available-for-sale. Available-for-sale securities are reported at fair value with unrealized gains and losses reported, net of tax, as a separate component of accumulated other comprehensive income. Investments in the common stock of certain affiliates over which the Company exerts significant influence are accounted for by the equity method. Investments in other equity securities are reported at cost. All equity securities are reviewed by the Company for declines in fair value. If such declines are considered to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis, and the amount of the write-down is included in earnings.

On December 29, 2001, the Company owned 14,820,527 shares of common stock of WebMD Corporation (WebMD) (formerly CareInsite, Inc.), which have a cost basis of $85,811,000 and a carrying value of $104,485,000, as these shares are accounted for as available-for-sale. 2,000,000 shares of WebMD held by the Company are not registered. On December 29, 2001, the Company also holds 1,048,783 warrants of WebMD with an exercise price of $3.08 and a cost basis and carrying value of $4,146,000. The warrants are carried at cost, as they do not have a fair value that is currently available on a securities exchange. The warrants expire on January 26, 2003.

On February 13, 2000 CareInsite entered into an agreement to merge with WebMD. The merger of CareInsite and WebMD ("Merger") closed on September 12, 2000. Prior to the merger, the carrying value of the CareInsite stock was $6.22 per share, the market price of WebMD on September 12, 2000 was $15.00 per share. Upon the exchange of CareInsite stock for WebMD stock, the Company recorded a non-recurring investment gain of $120,362,000, net of tax, as a result of the exchange.

On December 12, 2000, the Company sold 4,273,509 shares of WebMD for $25,641,000. Accordingly, the Company recorded a non-recurring investment loss of $24,539,000, net of tax, as a result of the sale.

On June 18, 2001 the Company reached an agreement with WebMD regarding certain performance metrics related to specified levels of physician usage arising out of the original license transaction between the Company and CareInsite, which has been merged into WebMD. Under the agreement, the Company received 2,000,000 shares of WebMD stock, valued at $11,580,000, in exchange for $432,000 in cash and the cancellation of various obligations due to the Company by WebMD. As a result of this agreement, the Company recognized a non-recurring gain of $4,836,000, net of $2,744,000 in tax, in gain on software license settlement in the accompanying consolidated statement of operations. The Company's policy is to review declines in fair value of its marketable equity securities for declines that may be other than temporary. As a result of this policy, during the second quarter of 2001, the Company recorded a write-down of its investment in WebMD from $15.00 to $5.79. Accordingly, the Company recognized a charge to earnings in 2001 of $81,419,000, net of $46,197,000 in tax.

On December 29, 2001, marketable securities (which consist of money market and commercial paper) of the Company were recorded at cost, which approximates fair value of approximately $108 million, with an overall average return of approximately 4.5% and an overall weighted maturity of less than 90 days. The marketable securities held by the Company are not subject to significant price risk as a result of the short-term nature of the investments.

The Company has limited exposure to material future earnings or cash flow exposures from changes in interest rates on long-term debt since substantially all of its long-term debt is at a fixed rate. The Company also had $15,000,000 outstanding under its working capital line of credit, which has a variable interest rate based on prime (4.75% at December 29, 2001) less .5% or LIBOR (1.87% at December 29, 2001) plus 1.35%. To date, the Company has not entered into any derivative financial instruments to manage interest rate risk.

The Company conducts business in several foreign jurisdictions. However, the business transacted is in the local functional currency and the Company does not currently have any material exposure to foreign currency transaction gains or losses. All other business transactions are in U.S. dollars. To date, the Company has not entered into any derivative financial instruments to manage foreign currency risk.

Potential Impairment of Goodwill - Excess of cost over net assets acquired (goodwill) is being amortized on a straight-line basis over four to eight years. Accumulated amortization was $8,727,000, and $5,964,000 at the end of 2001, and 2000, respectively. The Company assesses the recoverability of goodwill based on forecasted undiscounted future operating cash flows.

Effective January 1, 2002, under SFAS 141 and SFAS 142 goodwill from previous acquisitions will no longer be subject to amortization, but will be subject to annual evaluations for impairment based on fair value. The Company completed two acquisitions subsequent to June 30, 2001, which resulted in approximately $14.2 million of goodwill that was not amortized in accordance with SFAS 142. Goodwill amortization for 2001 was approximately $2,247,000. In the event that goodwill becomes impaired, the Company would be required to take a charge against earnings for the impairment.

Changes in the Healthcare Industry - The healthcare industry is highly regulated and is subject to changing political, economic and regulatory influences. For example, the Balanced Budget Act of 1997 (Public Law 105-32) contains significant changes to Medicare and Medicaid and began to have its initial impact in 1998 due to limitations on reimbursement, resulting cost containment initiatives, and effects on pricing and demand for capital intensive systems. In addition, the issued and pending rules under the Health Information Portability and Accountability Act of 1996 (HIPAA), will have a direct impact on the healthcare industry by requiring identifiers and standardized transactions/code sets and necessary security and privacy measures in order to ensure the protection of patient health information. These factors affect the purchasing practices and operation of healthcare organizations. Federal and state legislatures have periodically considered programs to reform or amend the U.S. healthcare system at both the federal and state level and to change healthcare financing and reimbursement systems. These programs may contain proposals to increase governmental involvement in healthcare, lower reimbursement rates or otherwise change the environment in which healthcare industry participants operate. Healthcare industry participants may respond by reducing their investments or postponing investment decisions, including investments in the Company's products and services.

Many healthcare providers are consolidating to create integrated healthcare delivery systems with greater market power. These providers may try to use their market power to negotiate price reductions for the Company's products and services. As the healthcare industry consolidates, the Company's client base could be eroded, competition for clients could become more intense and the importance of acquiring each client becomes greater.

Significant Competition - The market for healthcare information systems is intensely competitive, rapidly evolving and subject to rapid technological change. The Company believes that the principal competitive factors in this market include the breadth and quality of system and product offerings, the stability of the information systems provider, the features and capabilities of the information systems, the ongoing support for the system and the potential for enhancements and future compatible products.

Certain of the Company's competitors have greater financial, technical, product development, marketing and other resources than the Company and some of its competitors offer products that it does not offer. The Company's principal existing competitors include GE Medical Systems, Siemens Medical Solutions Health Services Corporation, IDX Systems Corporation, McKesson HBOC, Inc. and Eclipsys Corporation, each of which offers a suite of products that compete with many of the Company's products. There are other competitors that offer a more limited number of competing products.

In addition, the Company expects that major software information systems companies, large information technology consulting service providers and system integrators, Internet-based start-up companies and others specializing in the healthcare industry may offer competitive products or services. The pace of change in the healthcare information systems market is rapid and there are frequent new product introductions, product enhancements and evolving industry standards and requirements. As a result, the Company's success will depend upon its ability to keep pace with technological change and to introduce, on a timely and cost-effective basis, new and enhanced products that satisfy changing client requirements and achieve market acceptance.

Proprietary Technology May Be Subjected to Infringement Claims or May Be Infringed Upon - The Company relies upon a combination of trade secret, copyright and trademark laws, license agreements, confidentiality procedures, employee nondisclosure agreements and technical measures to maintain the trade secrecy of its proprietary information. The Company recently initiated a patent program but currently has a very limited patent portfolio. As a result, the Company may not be able to protect against misappropriation of its intellectual property.

In addition, the Company could be subject to intellectual property infringement claims as the number of competitors grows and the functionality of its products overlaps with competitive offerings. These claims, even if not meritorious, could be expensive to defend. If the Company becomes liable to third parties for infringing their intellectual property rights, it could be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the products that contain the infringing intellectual property.

Government Regulation - The United States Food and Drug Administration (the"FDA") has declared that software products intended for the maintenance of data used in making decisions regarding the suitability of blood donors and the release of blood or blood components for transfusion are medical devices under the Federal Food, Drug and Cosmetic Act ("Act") and amendments to the Act. As a consequence, the Company is subject to extensive regulation by the FDA with regard to its blood bank software. If other of the Company's products are deemed to be actively regulated medical devices by the FDA, the Company could be subject to extensive requirements governing pre- and post-marketing requirements, including premarket notification clearance prior to marketing. Complying with these FDA regulations would be time consuming and expensive. It is possible that the FDA may become more active in regulating computer software that is used in healthcare.

Following an inspection by the FDA in March of 1998, the Company received a Form FDA 483 (Notice of Inspectional Observations) alleging non-compliance with certain aspects of FDA's Quality System Regulation with respect to the Company's PathNet HNAC Blood Bank Transfusion and Donor products (the "Blood Bank Products"). The Company subsequently received a Warning Letter, dated April 29, 1998, as a result of the same inspection. The Company responded promptly to the FDA and undertook a number of actions in response to the Form 483 and Warning Letter, including an audit by a third party of the Company's Blood Bank Products and improvements to Cerner's Quality System. A copy of the third-party audit was submitted to the FDA in October of 1998 and, at the request of the FDA, additional information and clarification were submitted to the FDA in January of 1999.

There can be no assurance, however, that the Company's actions taken in response to the Form 483 and Warning Letter will be deemed adequate by the FDA or that additional actions on behalf of the Company will not be required. In addition, the Company remains subject to periodic FDA inspections and there can be no assurances that the Company will not be required to undertake additional actions to comply with the Act and any other applicable regulatory requirements. Any failure by the Company to comply with the Act and any other applicable regulatory requirements could have a material adverse effect on the Company's ability to continue to manufacture and distribute its products. FDA has many enforcement tools including recalls, seizures, injunctions, civil fines and/or criminal prosecutions. Any of the foregoing could have a material adverse effect on the Company's business, results of operations or financial condition.

Product Related Liabilities - Many of the Company's products provide data for use by healthcare providers in providing care to patients. Although no such claims have been brought against the Company to date regarding injuries related to the use of its products, such claims may be made in the future. Although the Company maintains product liability insurance coverage in an amount that it believes is sufficient for its business, there can be no assurance that such coverage will prove to be adequate or that such coverage will continue to remain available on acceptable terms, if at all. A successful claim brought against the Company which is uninsured or under-insured could materially harm its business, results of operations or financial condition.

System Errors and Warranties - The Company's systems, particularly the *Cerner Millennium* versions, are very complex. As with complex systems offered by others, the Company's systems may contain errors, especially when first introduced. Although the Company conducts extensive testing, it has discovered software errors in its products after their introduction. The Company's systems are intended for use in collecting and displaying clinical information used in the diagnosis and treatment of patients. Therefore, users of the Company products have a greater sensitivity to system errors than the market for software products generally. The Company's agreements with its clients typically provide warranties against material errors and other matters. Failure of a client's system to meet these criteria could constitute a material breach under such contracts allowing the client to cancel the contract, or could require the Company to incur additional expense in order to make the system meet these criteria. The Company's contracts with its clients generally limit the Company's liability arising from such claims but such limits may not be enforceable in certain jurisdictions.

Anti-Takeover Defenses - The Company's charter, bylaws, shareholders' rights plan and certain provisions of Delaware law contain certain provisions that may have the effect of delaying or preventing an acquisition of the Company. Such provisions are intended to encourage any person interested in acquiring the Company to negotiate with and obtain the approval of the Board of Directors in connection with any such transaction. These provisions include (a) a Board of Directors that is staggered into three classes to serve staggered three-year terms, (b) blank check preferred stock, (c) supermajority voting provisions, (d) inability of shareholders to act by written consent or call a special meeting, (e) limitations on the ability of shareholders to nominate directors or make proposals at shareholder meetings and (f) triggering the exercisability of stock purchase rights on a discriminatory basis, which may invoke extensive economic and voting dilution of a potential acquirer if its beneficial ownership of the Company's common stock exceeds a specified threshold. Certain of these provisions may discourage a future acquisition of the Company not approved by the Board of Directors in which shareholders might receive a premium value for their shares.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Information contained under the caption "Factors That May Affect Future Results of Operations, Financial Condition or Business -- Market Risk of Investments" set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

The Financial Statements and Notes required by this Item are submitted as a separate part of this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Part III

Item 10. Directors and Executive Officers of the Registrant

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Shareholders to be held on May 24, 2002, contains under the caption "Election of Directors" certain information required by Item 10 of Form 10-K and such information is incorporated herein by this reference. The information required by Item 10 of Form 10-K as to executive officers is set forth in Item 4A of Part I hereof.

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Shareholders to be held on May 24, 2002, contains under the caption "Compliance with Section 16(a) of the Securities Exchange Act of 1934" certain information required by Item 10 of Form 10-K and such information is incorporated herein by this reference.

Item 11. Executive Compensation

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Shareholders to be held on May 24, 2002, contains under the caption "Executive Compensation" the information required by Item 11 of Form 10-K and such information is incorporated herein by this reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Shareholders to be held on May 24, 2002, contains under the caption "Voting Securities and Principal Holders Thereof" the information required by Item 12 of Form 10-K and such information is incorporated herein by this reference.

Item 13. Certain Relationships and Related Transactions

The Registrant's Proxy Statement to be used in connection with the Annual Meeting of Shareholders to be held on May 24, 2002, contains under the caption "Certain Transactions" the information required by Item 13 of Form 10-K and such information is incorporated herein by this reference.

Part IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Financial Statements.

(1) Consolidated Financial Statements:

Independent Auditors' Report on Consolidated Financial Statements

Consolidated Balance Sheets -December 29, 2001 and December 30, 2000

Consolidated Statements of Operations -
Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

Consolidated Statements of Changes In Equity
Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

Consolidated Statements of Cash Flows
Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

Notes to Consolidated Financial Statements

(2) The following financial statement schedule and independent auditors' report on financial statement schedule of the Registrant for the three-year period ended December 29, 2001 are included herein:

Schedule II - Valuation and Qualifying Accounts,

Independent Auditors' Report on
Consolidated Financial Statement Schedule.

All other schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

Number	*Description*
(3)	The exhibits required to be filed by this item are set forth below:
3(a)	Restated Certificate of Incorporation of the Registrant, (filed as Exhibit 3(i) to Registrant's Quarterly Report on Form 10-Q for the year ended June 29, 1996 and hereby incorporated by reference).
3(b)	Amended and Restated Bylaws, dated March 9, 2001, (filed as Exhibit 4.2 to Registrant's Form S-8 filed on September 26, 2001 and hereby incorporated by reference).
4(a)	Amended and Restated Rights Agreement, dated as of March 12, 1999, between Cerner Corporation and UMB Bank, n.a., as Rights Agents, which includes the Form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock of Cerner Corporation, as Exhibit A, and the Form of Rights Certificate, as Exhibit B (filed as an Exhibit to Registrant's current report on Form 8-A/A dated March 31, 1999 and incorporated herein by reference).
4(b)	Specimen stock certificate (filed as Exhibit 4(a) to Registrant's Registration Statement on Form S-8 (File No. 33-15156) and hereby incorporated herein by reference).
4(c)	Credit Agreement between Cerner Corporation and Mercantile Bank dated April 1, 1999 (filed as Exhibit 4(d) to Registrant's Annual Report on Form 10-K for the year ended January 2, 1999, and hereby incorporated herein by reference).
4(d)	First Amendment to Credit Agreement between Cerner Corporation and Firstar Bank, N.A. successor to Mercantile Bank dated June 30, 2000.
4(e)	Second Amendment to Credit Agreement between Cerner Corporation and Firstar Bank, N.A. Overland Park, formerly known as Firstar Bank Midwest, N.A. and successor to Mercantile Bank dated July 1, 2001.
4(f)	Third Amendment to Credit Agreement between Firstar Bank, N.A. formerly known as or as successor to Firstar Bank, N.A. Overland Park, Firstar Bank Midwest, N.A. and Mercantile Bank dated December 21, 2001.
4(g)	Cerner Corporation Note Agreement dated as of April 1, 1999 among Cerner Corporation, Principal Life Insurance Company, Principal Life Insurance Company, on behalf of one or more separate accounts, Commercial Union Life Insurance Company of America, Nippon Life Insurance Company of America, John Hancock Mutual Life Insurance Company, John Hancock Variable Life Insurance Company, and Investors Partner Life Insurance Company (filed as Exhibit 4(e) to Registrant's Form 8-K dated April 23, 19999, and hereby incorporate by reference.)
10(a)	Incentive Stock Option Plan C of Registrant (filed as Exhibit 10(f) to Registrant's Annual Report on Form 10-K for the year ended December 31, 1993, and hereby incorporated herein by reference).*
10(b)	Indemnification Agreements between the Registrant and Neal L. Patterson, Clifford W. Illig, Gerald E. Bisbee, Jr., Ph.D. and Thomas C. Tinstman, M.D., (filed as Exhibit 10(i) to Registrant's Annual report on Form 10-K for the year ended December 31, 1992, and incorporated herein by reference).*
10(c)	Indemnification Agreement between Michael E. Herman and Registrant (filed as Exhibit 10(i)(a) to Registrant's Quarterly Report on Form 10-Q for the year ended June 29, 1996 and hereby incorporated by reference).*
10(d)	Indemnification Agreement between John C. Danforth, and Registrant (filed as Exhibit 10(i)(b) to Registrant's Quarterly Report on Form 10-Q for the year ended June 29, 1996 and hereby incorporated by reference).*
10(e)	Indemnification Agreement between Jeff C. Goldsmith, Ph.D. and Registrant (filed as Exhibit 10(e) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2000, and hereby incorporated by reference).*
10(f)	Indemnification Agreement between William B. Neaves Ph.D. and Nancy-Ann DeParle and Registrant (filed as Exhibit 10.1 and 10.2 to Registrant's Form 10-Q for the quarter ended September 29, 2001 and hereby incorporated herein by reference).*

10(g)	Amended Stock Option Plan D of Registrant as of December 8, 2000. (filed as Exhibit 10(f) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000 and hereby incorporated herein by reference).*
10(h)	Amended Stock Option Plan E of Registrant as of December 8, 2000. (filed as Exhibit 10(g) to Registrant's Annual Report on Form 10-K for the year ended December 30, 2000, and hereby incorporated by reference).*
10(i)	Cerner Performance Plan for 2000 (filed as Exhibit 10(i) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2000, and hereby incorporated herein by reference).*
10(j)	Long-Term Incentive Plan for 1999 (filed as Exhibit 10(l) to Registrant's Annual Report on Form 10-K for the year ended January 2, 1999, and hereby incorporated herein by reference).*
10(k)	Promissory Note of Jack A. Newman, Jr. (filed as Exhibit 10(m) to Registrant's Annual Report on Form 10-K for the year ended January 2, 1999, and hereby incorporated herein by reference).*
10(l)	Promissory Notes of Earl H. Devanny, III (filed as Exhibit 10(l) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2000, and hereby incorporated herein by reference).*
10(m)	Promissory Note of Glenn P. Tobin, Ph.D. (filed as Exhibit 10(o) to Registrant's Annual Report on Form 10-K for the year ended January 2, 1999, and hereby incorporated herein by reference).*
10(n)	Cerner Corporation Executive Stock Purchase Plan (filed as Exhibit 4(g) to Registrant's Registration Statement on Form S-8 (File No. 333-77029) and hereby incorporated herein by reference).*
10(o)	Form of Stock Pledge Agreement for Cerner Corporation Executive Stock Purchase Plan (filed as Exhibit 4(h) to Registrant's Registration Statement on Form S-8 (File No. 333-77029) and hereby incorporated herein by reference).*
10(p)	Form of Promissory Note for Cerner Corporation Executive Stock Purchase Plan (filed as Exhibit 4(i) to Registrant's Registration Statement on Form S-8 (File No. 333-77029) and hereby incorporated herein by reference).*
10(q)	Employment Agreement of Earl H. Devanny, III (filed as Exhibit 10(q) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2000, and hereby incorporated herein by reference).*
10(r)	Employment Agreement of Glenn P. Tobin, Ph.D. (filed as Exhibit 10(r) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2000, and hereby incorporated herein by reference).*
10(s)	Employment Agreement of Stanley M. Sword (filed as Exhibit 10(s) to Registrant's Annual Report on Form 10-K for the year ended January 1, 2000, and hereby incorporated herein by reference).*
10(t)	Employment Agreement of Jack A. Newman, Jr. (filed as Exibit 10(s) registrant's Annual Report on Form 10-K for the year ended December 30, 2000).*
10(u)	Employment Agreement of Robert (Rick) M. Smith
10(v)	Cerner Corporation 2001 Long-Term Incentive Plan F (filed as Annex I to Registrant's 2001 Proxy Statement and hereby incorporated by reference).*
10(w)	Cerner Corporation 2001 Associate Stock Purchase Plan (filed as Annex II Registrant's 2001 Proxy Statement and hereby incorporated by reference).*
10(x)	Qualified Performance-Based Compensation Plan.*
11	Computation of Registrant's Earnings Per Share. (Exhibit omitted. Information contained in notes to consolidated financial statements.)
22	Subsidiaries of Registrant.
23	Consent of Independent Auditors.

* Management contracts or compensatory plans or arrangements required to be identified by Item 14(a)(3).

(b) Reports on Form 8-K.

Report on Form 8-K was filed on December 21, 2001.

(c) Exhibits.

The response to this portion of Item 14 is submitted as a separate section of this report.

(d) Financial Statement Schedules.

The response to this portion of Item 14 is submitted as a separate section of this report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 29, 2002

CERNER CORPORATION

By:_/s/ Neal L. Patterson__________
Neal L. Patterson
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature and Title	Date
____/s/Neal L. Patterson_____________ Neal L. Patterson, Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 29, 2002
____/s/Clifford W. Illig________________ Clifford W. Illig, Vice Chairman and Director	March 29, 2002
___/s/Marc G. Naughton______________ Marc G. Naughton, Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 29, 2002
___/s/Michael E. Herman______ Michael E. Herman, Director	March 29, 2002
__/s/Gerald E. Bisbee________________ Gerald E. Bisbee, Jr., Ph.D., Director	March 29, 2002
_ /s/John C. Danforth________________ John C. Danforth, Director	March 29, 2002
__/s/ Jeff C. Goldsmith_______________ Jeff C. Goldsmith, Ph.D., Director	March 29, 2002
__/s/ William B. Neaves______________ William B. Neaves, Ph.D., Director	March 29, 2002
_/s/ Nancy-Ann DeParle______________ Nancy-Ann DeParle, Director	March 29, 2002

Independent Auditors' Report

The Board of Directors and Stockholders Cerner Corporation:

We have audited the accompanying consolidated balance sheets of Cerner Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 29, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cerner Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Kansas City, Missouri
January 23, 2002

Management's Report

The management of Cerner Corporation is responsible for the consolidated financial statements and all other information presented in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America appropriate to the circumstances, and, therefore, included in the financial statements are certain amounts based on management's informed estimates and judgments. Other financial information in this report is consistent with that in the consolidated financial statements. The consolidated financial statements have been audited by Cerner Corporation's independent certified public accountants and have been reviewed by the audit committee of the Board of Directors.

Consolidated Balance Sheets
December 29, 2001 and December 30, 2000

(Dollars in thousands)		2001	2000
Assets			
Current Assets:			
Cash and cash equivalents	$	107,536	90,893
Receivables		220,205	188,036
Inventory		5,834	2,174
Prepaid expenses and other		14,101	7,393
Total current assets		347,676	288,496
Property and equipment, net		94,705	82,234
Software development costs, net		96,962	83,276
Intangible assets		41,894	22,227
Investments		122,992	130,626
Other assets		8,073	9,552
	$	712,302	616,411
Liabilities and Stockholders' Equity			
Current Liabilities:			
Accounts payable	$	20,942	20,532
Current installments of long-term debt		27,187	72
Deferred revenue		53,304	40,212
Income taxes		5,661	9,718
Accrued payroll and tax withholdings		40,565	27,338
Other accrued expenses		10,529	4,443
Total current liabilities		158,188	102,315
Long-term debt, net		92,132	102,299
Deferred income taxes		62,393	57,430
Deferred revenue		4,750	10,650
Stockholders' Equity:			
Common stock, $.01 par value, 150,000,000 shares authorized, 36,564,690 shares issued in 2001 and 35,967,618 shares in 2000		366	360
Additional paid-in capital		216,811	192,715
Retained earnings		188,550	230,916
Treasury stock, at cost (1,201,625 shares in 2001 and 2000)		(20,799)	(20,799)
Accumulated other comprehensive income:			
Foreign currency translation adjustment		(2,095)	(743)
Unrealized gain (loss) on available-for-sale equity securities (net of deferred tax liability of $6,810 in 2001 and deferred tax asset of $33,036 in 2000)		12,006	(58,732)
Total stockholders' equity		394,839	343,717
Commitments (Note 13)			
	$	712,302	616,411

See notes to consolidated financial statements.

Consolidated Statements of Operations
For the years ended December 29, 2001, December 30, 2000 and January 1, 2000

(In thousands, except per share data)

		2001	2000	1999
Revenues				
System sales	$	373,078	263,109	224,510
Support and maintenance		140,666	114,898	94,198
Other		28,861	26,497	21,489
Total revenues		542,605	404,504	340,197
Costs and expenses				
Cost of revenues		115,606	90,118	95,038
Sales and client service		226,776	169,289	141,234
Software development		100,186	78,425	72,663
General and administrative		38,505	29,483	27,564
Write-off of acquired in-process research and development		-	4,900	-
Write-down of intangible assets		-	6,687	-
Total costs and expenses		481,073	378,902	336,499
Operating earnings		61,532	25,602	3,698
Other income (expense):				
Interest expense, net		(4,425)	(3,671)	(3,396)
Write-down of investment		(127,616)	-	-
Gain on software license settlement		7,580	-	-
Realized gain on exchange of stock		-	188,654	-
Realized loss on sale of stock		(385)	(38,462)	-
Total other income (expense), net		(124,846)	146,521	(3,396)
Earnings (loss) before income taxes and extraordinary item		(63,314)	172,123	302
Income taxes		20,948	(66,858)	(118)
Earnings (loss) before extraordinary item		(42,366)	105,265	184
Extraordinary item, net of tax		-	-	(1,395)
Net earnings (loss)	$	(42,366)	105,265	(1,211)
Basic earnings (loss) per share before extraordinary item	$	(1.21)	3.08	.01
Basic earnings (loss) per share	$	(1.21)	3.08	(.04)
Diluted earnings (loss) per common share before extraordinary item	$	(1.21)	2.96	.01
Diluted earnings (loss) per common share	$	(1.21)	2.96	(.04)

See notes to consolidated financial statements.

Consolidated Statements of Changes in Equity
For the years ended December 29, 2001, December 30, 2000 and January 1, 2000

(In thousands)	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Retained earnings	Treasury stock amount	Accumulated other comprehensive income	Comprehensive income (loss)
Balance at January 2,1999	34,674	$ 347	165,239	126,862	(20,796)	(509)	
Exercise of options	257	2	623	-	-	-	
Issuance of common stock grants as compensation	2	-	40	-	-	-	
Non-employee stock option compensation expense	-	-	239	-	-	-	
Tax benefit from disqualifying disposition of stock options	-	-	594	-	-	-	
Foreign currency translation adjustment	-	-	-	-	-	266	266
Unrealized gain on available-for-sale equity security, net of deferred tax expense of $59,971	-	-	-	-	-	107,241	107,241
Net loss	-	-	-	(1,211)	-	-	(1,211)
Comprehensive income							106,296
Balance at January 1, 2000	34,933	$ 349	166,735	125,651	(20,796)	106,998	
Exercise of options	439	5	7,050	-	(3)	-	
Issuance of common stock grants as compensation	2	-	31	-	-	-	
Acquisition of business	594	6	14,056	-	-	-	
Non-employee stock option compensation expense	-	-	229				
Fair value of employee stock options exchanged in acquisition of business	-	-	1,089	-	-	-	
Tax benefit from disqualifying disposition of stock options	-	-	3,525	-	-	-	
Foreign currency translation adjustment	-	-	-	-	-	(766)	(766)
Unrealized loss on available-for-sale equity securities, net of deferred tax benefit of $92,842	-	-	-	-	-	(69,807)	(69,807)
Reclassification adjustment for gains recognized in net income, net of deferred taxes of $54,400	-	-	-	-	-	(95,900)	(95,900)
Net earnings	-	-	-	105,265	-	-	105,265
Comprehensive income (loss)							(61,208)
Balance at December 30, 2000	35,968	$ 360	192,715	230,916	(20,799)	(59,475)	
Exercise of options	235	2	4,065	-	-	-	
Acquisition of business	362	4	17,667	-	-	-	
Non-employee stock option compensation expense	-	-	215	-	-	-	
Tax benefit from disqualifying disposition of stock options	-	-	2,328	-	-	-	
Associate stock purchase plan discounts	-	-	(179)	-	-	-	
Foreign currency translation adjustment	-	-	-	-	-	(1,352)	(1,352)
Unrealized gain on available-for-sale equity securities, net of deferred tax expense of $6,810	-	-	-	-	-	12,006	12,006
Reclassification adjustment for losses recognized in net loss, net of deferred taxes of $33,036	-	-	-	-	-	58,732	58,732
Net loss	-	-	-	(42,366)	-		(42,366)
Comprehensive income							27,020
Balance at December 29, 2001	36,565	$ 366	216,811	188,550	(20,799)	9,911	

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
For the years ended December 29, 2001, December 30, 2000 and January 1, 2000

(in thousands)		2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES				
Net earnings (loss)	$	(42,366)	105,265	(1,211)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:				
Depreciation and amortization		47,305	37,988	31,388
Common stock received as consideration for sale of license software		(750)	(6,150)	-
Write down of investment		127,616	-	-
Gain on software license settlement		(7,580)	-	-
Realized gain on exchange of stock		-	(188,654)	-
Realized loss on sale of stock		385	38,462	-
Write-down of intangible assets		-	6,687	-
Write-off of acquired in-process research and development		-	4,900	-
Non-recurring fixed fee implementation cost		-	-	9,449
Non-recurring branch restructure charge		-	-	1,358
Extraordinary item, net of tax		-	-	1,395
Issuance of common stock grants as compensation		-	31	40
Non-employee stock option compensation expense		215	229	239
Equity in losses of affiliates		1,525	1,095	423
Provision for deferred income taxes		(43,199)	67,640	(3,165)
Tax benefit from disqualifying dispositions of stock options		2,328	3,525	594
Loss on disposal of capital equipment		-	33	478
Changes in operating assets and liabilities (net of businesses acquired):				
Receivables, net		(26,389)	(14,994)	6,200
Inventory		(3,252)	595	1,389
Prepaid expenses and other		(8,216)	(7,025)	844
Accounts payable		(4,572)	(3,389)	(5,207)
Accrued income taxes		10,207	(5,329)	461
Deferred revenue		(2,164)	5,280	(16,676)
Other current liabilities		13,745	7,124	(610)
Total adjustments		107,204	(51,952)	28,600
Net cash provided by operating activities		64,838	53,313	27,389
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of capital equipment		(17,654)	(16,154)	(14,345)
Purchase of land, buildings, and improvements		(8,068)	-	-
Acquisition of businesses, net of cash received		(4,045)	(16,829)	-
Investment in affiliates		(1,664)	(7,370)	(13,615)
Proceeds from sale of stock of available for sale securities		1,572	26,152	-
Advances to affiliates		-	1,000	(1,000)
Issuance of notes receivable		(205)	(385)	(3,628)
Repayment of notes receivable		707	1,152	-
Capitalized software development costs		(37,828)	(30,982)	(30,192)
Net cash used in investing activities		(67,185)	(43,416)	(62,662)
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from issuance of long-term debt		18,088	-	99,568
Repayment of long-term debt		(1,634)	(967)	(32,167)
Proceeds from sale of common stock		-	-	-
Proceeds from exercise of options		4,067	7,052	625
Associate stock purchase plan discounts		(179)	-	-
Net cash provided by financing activities		20,342	6,085	68,026
Foreign currency translation adjustment		(1,352)	(766)	266
Net increase in cash and cash equivalents		16,643	15,216	33,019
Cash and cash equivalents at beginning of year		90,893	75,677	42,658
Cash and cash equivalents at end of year	$	107,536	90,893	75,677

		2001	2000	1999
Supplemental disclosures of cash flow information				
Cash paid during the year for:				
Interest	$	7,341	7,348	5,448
Income taxes, net of refund		9,535	930	1,647
Noncash investing and financing activities				
Issuance of common stock for acquisition of business		17,671	14,062	-
Issuance of notes payable for acquisition of business		-	1,385	-
Addition to paid-in capital for the fair value of employee stock options exchanged in the acquisition of business		-	1,089	-

See notes to consolidated financial statements.

1 Summary of Significant Accounting Policies

(a) ***Principles of Consolidation*** - The consolidated financial statements include the accounts of Cerner Corporation and its wholly owned subsidiaries (the Company). All significant intercompany transactions and balances have been eliminated in consolidation.

(b) ***Nature of Operations*** - The Company designs, develops, markets, installs, hosts and supports software information technology and content solutions for healthcare organizations and consumers. The Company also implements these solutions as individual, combined or enterprise-wide systems.

(c) ***Revenue Recognition*** - Revenues are derived primarily from the sale of clinical and financial information systems and solutions. The components of these revenues are the licensing of computer software, software support and hardware maintenance, remote hosting and outsourcing, training, installation, consulting and implementation services, subscription content, and the sale of computer hardware and sublicensed software.

The Company recognizes revenue in accordance with the provisions of Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-4, SOP 98-9 and clarified by Staff Accounting Bulletin (SAB) 101 "Revenue Recognition in Financial Statements." SOP No 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of those elements. Revenue from multiple-element software arrangements is recognized using the residual method. Under the residual method, revenue is recognized in a multiple element arrangement when Company-specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e. professional services, maintenance, hardware and sublicensed software), but does not exist for one or more of the delivered elements in the arrangement (i.e. software products). The Company allocates revenue to each element in a multiple element arrangement based on its respective fair value, with the fair value determined by the price charged when that element is sold separately. Specifically, the Company determines the fair value of the maintenance portion of the arrangement based on the renewal price of the maintenance charged to clients, professional services portion of the arrangement, other than installation services, based on hourly rates which the Company charges for these services when sold apart from a software license, and the hardware and sublicense software based on the prices for these elements when they are sold separate from the software. If evidence of the fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue under the arrangement is deferred until these elements have been delivered or objective evidence can be established.

Inherent in the revenue recognition process are significant management estimates and judgements which influence the timing and the amount of revenue recognition. The Company provides several models for the procurement of its clinical and financial information systems. The predominant method is a perpetual software license agreement, project-related installation services, implementation and consulting services, computer hardware and sublicensed software, and software support. For those arrangements involving the use of services, the Company uses the percentage of completion method of accounting, following the guidance in the AICPA Statement of Position No. 81-1 (SOP 81-1), *Accounting for Performance of Construction-Type and Certain Production-Type Contracts.*

The Company provides installation services, which include project scoping services, conducting pre-installation audits, and creating initial environments. Because installation services are deemed to be essential to the functionality of the software, software license and installation services fees are recognized over the software installation period using output measures which reflect direct labor hours incurred, beginning at software delivery and culminating at completion of installment, typically a three- to six-month process.

The Company also provides implementation and consulting services, which include consulting activities that fall outside of the scope of the standard installation services. These services vary depending on the scope and complexity requested by the client. Examples of such services may include additional database consulting, system configuration, project management, testing assistance, network consulting and post-conversion review services. Implementation and consulting services are generally not deemed to be essential to the functionality of the software, and, thus, do not impact the timing of the software license recognition, unless software license fees are tied to implementation milestones. In those instances, the portion of the software license fee tied to implementation milestones is deferred until the related milestone is accomplished and related fees become billable and non-forfeitable. Implementation fees are recognized over the service period, which may extend from six months to three years.

Remote hosting and outsourcing services are marketed under long-term arrangements generally over periods of 5 to 10 years. Revenues from these arrangements are recognized as the services are performed.

Software maintenance fees are marketed under annual and multi-year arrangements and are recognized as revenue ratably over the contracted maintenance term. Hardware maintenance revenues are billed and recognized monthly over the contracted maintenance term.

Subscription and content fees are generally marketed under annual and multi-year agreements and are recognized ratably over the contracted terms.

Hardware and sublicensed software sales are generally recognized upon delivery to the customer.

The Company also offers its products on an application service provider ("ASP") or term license basis, making available Company software functionality on a remote processing basis from the Company's data centers. The data centers provide system and administrative support as well as processing services. Revenue on software and services provided on an ASP or term license basis is recognized on a monthly basis over the term of the contract. The Company capitalizes related direct costs consisting of third-party costs and direct software installation and implementation costs. These costs are amortized over the term of the arrangement.

In the event the Company contractually agrees to develop new or customized software code, the Company will utilize percentage of completion accounting in accordance with SOP 81-1.

Deferred revenue is comprised of deferrals for license fees, maintenance and other services for which payment has been received and for which the service has not yet been performed. Long-term deferred revenue, at December 29, 2001, represents amounts received from license fees, maintenance and other services to be earned or provided beginning in periods on or after December 29, 2002.

(d) ***Fiscal Year*** - The Company's fiscal year ends on the Saturday closest to December 31. Fiscal years 2001, 2000 and 1999 consisted of 52 weeks each. All references to years in these notes to consolidated financial statements represent fiscal years unless otherwise noted.

(e) ***Software Development Costs*** - Costs incurred internally in creating computer software products are expensed until technological feasibility has been established upon completion of a detailed program design. Thereafter, all software development costs are capitalized and subsequently reported at the lower of amortized cost or net realizable value. Capitalized costs are amortized based on current and expected future revenue for each product with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the product. The Company is amortizing capitalized costs over five years. During 2001, 2000 and 1999, the Company capitalized $37,828,000, $30,982,000 and $30,192,000, respectively, of total software development costs of $113,872,000, $90,694,000, and $88,699,000, respectively. Amortization expense of capitalized software development costs in 2001, 2000, and 1999 was $24,142,000, $18,713,000, and $14,156,000, respectively, and accumulated amortization was $100,553,000, $76,411,000, and $57,698,000, respectively.

The Company expects that major software information systems companies, large information technology consulting service providers and systems integrators, Internet-based start-up companies and others specializing in the healthcare industry may offer competitive products or services. The pace of change in the healthcare information systems market is rapid and there are frequent new product introductions, product enhancements and evolving industry standards and requirements. As a result, the capitalized software may become less valuable or obsolete and could be subject to impairment.

(f) ***Cash Equivalents*** – Cash equivalents consist of short-term marketable securities with original maturities less than ninety days.

(g) ***Investments*** – The Company accounts for its investments in equity securities which have readily determinable fair values as available-for-sale. Available-for-sale securities are reported at fair value with unrealized gains and losses reported, net of tax, as a separate component of accumulated other comprehensive income. For realized gains and losses on available-for-sale investments, the Company utilizes the specific identification method as the basis to determine cost. Investments in the common stock of certain affiliates over which the Company exerts significant influence are accounted for by the equity method.

The Company also has certain other minority equity investments in non-publicly traded securities. These investments are generally carried at cost as the Company owns less than 20% of the voting equity and does not have the ability to exercise significant influence over these companies. The balance of these investments at December 29, 2001 and December 30, 2000 was $18,212,000 and $26,601,000, respectively. These investments are inherently high risk as the market for technologies and content by these companies are usually early stage at the time of the investment by the Company and such markets may never be significant. The Company could lose its entire investment in certain or all of these companies. The Company monitors these investments for impairment and makes appropriate reductions in carrying values when necessary.

All equity securities are reviewed by the Company for declines in fair value. If such declines are considered to be other than temporary, the cost basis of the individual security is written down to fair value as a new cost basis, and the amount of the write-down is included in earnings.

(h) ***Inventory*** - Inventory consists primarily of computer hardware and sub-licensed software held for resale and is recorded at the lower of cost (first-in, first-out) or market.

(i) ***Property and Equipment*** - Property, equipment and leasehold improvements are stated at cost. Depreciation of property and equipment is computed using the straight-line method over periods of 5 to 39 years. Amortization of leasehold improvements is computed using a straight-line method over the lease terms, which range from periods of two to twelve years.

(j) ***Earnings per Common Share*** – Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. A reconciliation of the numerators and the denominators of the basic and diluted per-share computations is as follows:

(In thousands, except per share data)	2001 Earnings (Numerator)	2001 Shares (Denominator)	2001 Per-Share Amount	2000 Earnings (Numerator)	2000 Shares (Denominator)	2000 Per-Share Amount	1999 Earnings (Numerator)	1999 Shares (Denominator)	1999 Per-Share Amount
Earnings per share before extraordinary item									
Basic earnings (loss) per share Income available to common stockholders	$ (42,366)	34,907	$ (1.21)	105,265	34,123	$ 3.08	184	33,623	$ .01
Effect of dilutive securities Stock options	--	--		--	1,480		--	293	
Diluted earnings (loss) per share Income available to common stockholders including assumed conversions	(42,366)	34,907	$ (1.21)	105,265	35,603	$ 2.96	184	33,916	$ .01
Net earnings (loss) per share									
Basic earnings (loss) per share Income available to common stockholders	(42,366)	34,907	$ (1.21)	105,265	34,123	$ 3.08	(1,211)	33,623	$ (.04)
Effect of dilutive securities Stock options	--	--		--	1,480		--	293	
Diluted earnings (loss) per share Income available to common stockholders including assumed conversions	(42,366)	34,907	$ (1.21)	105,265	35,603	$ 2.96	(1,211)	33,916	$ (.04)

Options to purchase 299,000, 521,000, and 3,185,000 shares of common stock at per share prices ranging from $48.19 to $574.82, $35.88 to $84.07, and $17.50 to $31.00 were outstanding at the end of 2001, 2000 and 1999, respectively, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. Additionally, all options were excluded from the 2001 diluted earnings per share computations as the effect of their inclusion would have been anti-dilutive on the loss per share calculation.

(k) ***Foreign Currency*** - Assets and liabilities in foreign currencies are translated into dollars at rates prevailing at the balance sheet date. Revenues and expenses are translated at average rates for the year. The net exchange differences resulting from these translations are reported in accumulated other comprehensive income. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of earnings. The net gain (loss) resulting from foreign currency transactions was $23,813, ($518,000) and $95,000 in 2001, 2000 and 1999, respectively.

(l) ***Income Taxes*** - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(m) ***Goodwill*** - Excess of cost over net assets acquired (goodwill) is being amortized on a straight-line basis over four to eight years. Accumulated amortization was $8,727,000, and $5,964,000 at the end of 2001, and 2000, respectively. The Company assesses the recoverability of goodwill based on forecasted undiscounted future operating cash flows.

On June 30, 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," and SFAS 142, "Goodwill and Intangible Assets." Major provisions of these Statements are as follows: all business combinations initiated after June 30, 2001 must use the purchase method of accounting; the pooling of interests method of accounting is prohibited except for transactions initiated before July 1, 2001; intangible assets acquired in a business combinations must be recorded separately from goodwill if they arise from contractual or other legal rights or are separable from the acquired entity and can be sold, transferred, licensed, retired or exchanged, either individually or as part of a related contract, asset or liability; goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, and whenever there is an impairment indicator; all acquired goodwill must be assigned to reporting units for purposes of impairment testing and segment reporting; and effective January 1, 2002, goodwill from previous acquisitions will no longer be subject to amortization, but will be subject to annual evaluations for impairment based on fair value. The Company completed two acquisitions subsequent to June 30, 2001, which resulted in approximately $14.2 million of goodwill that was not amortized in accordance with SFAS 142. Goodwill amortization for 2001 was approximately $2,247,000. Management is currently reviewing the impact that the provisions of this statement will have on the Company's financial statements.

(n) ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) ***Segment Reporting*** - In June of 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS No. 131), "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes annual and interim reporting standards for operating segments of a company. It also requires entity-wide disclosures about the products and services an entity provides, the material countries in which it holds assets and reports revenues, and its major customers. The Company is not organized by multiple operating segments for the purpose of making operating decisions or assessing performance. Accordingly, the Company operates in one operating segment and reports only certain enterprise-wide disclosures.

(p) ***Concentrations*** – Substantially all of the Company's cash and cash equivalents, short-term investments, are held at two major U.S. financial institutions. The majority of the Company's cash equivalents consist of U.S. Government Federal Agency Securities, short-term marketable securities, and overnight repurchase agreements. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Substantially all of the Company's clients are integrated delivery networks, hospitals, and other healthcare-related organizations. If significant adverse macro-economic factors were to impact these organizations, it could materially adversely affect the Company. The Company's access to certain software and hardware components are dependent upon single and sole source suppliers. The inability of any supplier to fulfill supply requirements of the Company could affect future results.

The Company performs ongoing credit evaluations of its clients and generally does not require collateral from its clients. The Company maintains an allowance for potential losses on a specific identification basis and based on historical experience and mangement's judgment. The Company's allowance for doubtful accounts as of December 29, 2001 and December 30, 2000 was $6,880,000 and $5,999,000, respectively.

2 Business Acquisitions

During the three years ended December 29, 2001, the Company completed six acquisitions, which were accounted for under the purchase method of accounting. Pro forma results of operations have not been presented for any of the acquisitions because the effects of these acquisitions were not material to the Company on either an individual or an aggregate basis. The results of operations of each acquisition are included in the Company's consolidated statement of operations from the date of each acquisition.

The amounts allocated to purchased in-process research and development (IPRD) were determined through established valuation techniques in the software industry and were expensed upon acquisition because technological feasibility had not been established and no future alternative uses existed. Research and development costs to bring the products from the acquired companies to technological feasibility, individually or in the aggregate, are not expected to have a material impact on the Company's future results of operations or cash flows. Amounts allocated to goodwill and other intangibles are amortized on a straight-line basis over five to seven years, except for the goodwill for the acquisitions in 2001, which were not amortized in accordance with SFAS 142. Amounts allocated to software are amortized based on current and expected future revenues for each product with minimum annual amortization equal to the straight-line amortization over the estimated economic life of the product. The IPRD amounts in the table below are reflected as one-time charges to earnings at the date of acquisition.

A summary of the Company's purchase acquisitions for the three years ended December 29, 2001, is included in the following table

(In millions, except share amounts):

Entity Name, Description of Business Acquired, and Reason Business Acquired	Date	Consideration	Goodwill	Developed Technology	Workforce	Customer Base	IPRD	Form of Consideration
Fiscal 2001 Acquisitions								
Dynamic Healthcare (d)(e) Clinical and diagnostic workflow for pathology, laboratory and radiology Integrate technology into *Cerner Millennium*	12/01	$20.0	$9.2	$7.5	---	---	---	$2.3 cash $17.7 362,000 shares of common stock issued
APACHE Medical Systems (d) (f) Clinical decision support outcomes management systems Integrate knowledge into *Cerner Millennium*	7/01	$3.6	$5.0	$0.2	---	---	---	$3.6 cash
Fiscal 2000 Acquisitions								
ADAC Healthcare Information Systems, Inc. (a) (f) Image management solutions for radiology departments Integrate technology into *Cerner Millennium*	12/00	$5.3	$3.4	$3.0	$.4	$1.7	$1.7	$3.9 cash $1.4 note payable
CITATION Computer Systems, Inc. (b) Laboratory systems for small to mid-sized hospitals Integrate technology into *Cerner Millennium*	8/00	$17.8	$8.3	$2.7	$1.2	$2.0	$3.2	$2.6 cash $14.1 594,000 shares of common stock issued $1.1 vested options assumed
Mitch Cooper & Associates (f) Supply chain re-engineering consulting practice Integrated knowledge into *Cerner Millennium*	4/00	$2.0	$2.0	---	---	---	---	$2.0 cash
Health Network Ventures, Inc. (c) Software solutions that enable transaction processing between providers and other health-related entities Integrate knowledge into *Cerner Millennium*	4/00	$8.3	$4.2	---	---	---	---	$8.3 cash

(a) The acquired in-process research and development is related to the PACS (Picture Archiving and Communications Systems) product. The PACS product, when integrated with the Company's radiology information system, provides a comprehensive radiology solution, from automating and streamlining the information workflow to complete image management. PACS was approximately 86% complete at the time of the acquisition. When ADAC HCIS was acquired, management projected that PACS would be completed in 3 months at an estimated cost of $150,000. The risks associated with PACS are like any other software development project and include changes in technology and competition. The PACS project was valued using the income approach with the following assumptions: material net cash inflows were expected to commence in 2001; no material changes from historical pricing, margins, or expense levels are anticipated; and, a 20% risk adjusted discount rate was applied to the estimated net cash flows. PACS was complete at the end of 2001.

(b) The acquired in-process research and development is related to CITATION's enhanced versions of the C-LAB and C-COM products. C-LAB addresses the complex information needs of the laboratory's general lab, microbiology, anatomical pathology and blood bank departments with a Windows NT client server solution. C-LAB was approximately 68% complete at the time of the acquisition. When CITATION was acquired, management projected that C-LAB would be completed in 6-9 months at an estimated cost of $700,000. The risks associated with C-LAB are like any other software development project and include changes in technology and competition. The C-LAB project was valued using the income approach with the following assumptions: material net cash inflows were expected to commence in 2001; no material changes from historical pricing, margins, or expense levels are anticipated; and, a 20% risk adjusted discount rate was applied to the estimated net cash flows. C-LAB was approximately 85% complete at the end of 2001. C-COM is also designed for a Windows NT client server user and works with other information systems in healthcare facilities by providing a central data repository for clinical orders and results. It then allows for routing of the patient information to all care-providing centers throughout the healthcare enterprise. C-COM was approximately 75% complete at the time of the acquisition. When CITATION was acquired, management projected that C-COM would be completed in 3-6 months at an estimated cost of $500,000. The risks associated with C-COM are like any other software development project and include changes in technology and competition. The C-COM project was valued using the income approach with the following assumptions: material net cash inflows were expected to commence in 2001; no material changes from historical pricing, margins, or expense levels are anticipated; and, a 20% risk adjusted discount rate was applied to the estimated net cash flows. C-COM was complete at the end of 2001.

(c) Subsequent to the acquisition of Health Network Ventures, Inc., the Company determined that it would discontinue the portion of the business focused on individual physician practice connectivity and transaction processing. As a result of this decision, the Company recorded a non-recurring charge in the second quarter of 2000 in the amount of $6,687,000 related to a write-down of intangible assets.

(d) The assets and liabilities of the acquired companies at the date of acquisition are as follows:

	Dynamic Healthcare Technologies	APACHE Medical Systems
Current Assets	$10,896,000	$249,000
Total Assets	$29,087,000	$5,728,000
Current Liabilities	$14,335,000	$2,129,000
Total Liabilities	$9,116,000	$2,178,000

(e) The Company is in the process of obtaining additional information regarding the valuation of certain contracts acquired from DHT in making a final determination in the allocation of the purchase price to the net assets acquired. Any adjustment to the valuation of these contracts would result in a corresponding adjustment to the amount assigned to goodwill.

(f) The following goodwill amounts are deductible for tax purposes:

	Goodwill Deductible for tax purposes
APACHE Medical Systems	$5,000,000
ADAC Healthcare Information Systems, Inc.	$3,400,000
Mitch Cooper & Associates	$2,000,000

3 Receivables

Receivables consist of accounts receivable and contracts receivable. Accounts receivable represent recorded revenues that have been billed. Contracts receivable represent recorded revenues that are billable by the Company at future dates under the terms of a contract with a client. Billings and other consideration received on contracts in excess of related revenues recognized under the percentage-of-completion method are recorded as deferred revenue. A summary of receivables is as follows:

(In thousands)		2001	2000
Accounts receivable	$	139,491	96,946
Contracts receivable		80,714	91,090
Total receivables	$	220,205	188,036

Substantially all receivables are derived from sales and related support and maintenance of the Company's clinical and financial information systems to healthcare providers located throughout the United States and in certain foreign countries. Included in receivables at the end of 2001, 2000 and 1999 are amounts due from healthcare providers located in foreign countries of $19,611,000, $23,600,000 and $17,704,000, respectively. Consolidated revenues include foreign sales of $22,350,000, $25,815,000, and $24,001,000, during 2001, 2000 and 1999, respectively. Consolidated long-lived assets at the end of 2001, and 2000, include foreign long-lived assets of $776,000, and $649,000, respectively. Revenues and long-lived assets from any one foreign country are not material.

The Company provides an allowance for estimated uncollectible accounts based upon historical experience and management's judgment. At the end of 2001, and 2000 the allowance for estimated uncollectible accounts was $6,880,000, and $5,999,000, respectively.

4 Property and Equipment

A summary of property, equipment, and leasehold improvements stated at cost, less accumulated depreciation and amortization, is as follows:

(In thousands)		2001	2000
Furniture and fixtures	$	27,339	24,004
Computer and communications equipment		96,855	82,769
Marketing equipment		2,381	2,045
Shop equipment		2,902	2,902
Leasehold improvements		26,578	21,533
Capital lease equipment		2,202	1,104
Land, buildings, and improvements		43,809	32,437
		202,066	166,794
Less accumulated depreciation and amortization		107,361	84,560
Total property and equipment, net	$	94,705	82,234

5 Investments

Investments consist of the following:

(In thousands)		2001	2000
Investments in available-for-sale equity securities, at cost	$	85,964	194,268
Plus unrealized holding gain (loss)		18,816	(91,768)
Investment in available-for-sale equity securities, at fair value		104,780	102,500
Investments in non-marketable equity securities, at cost		18,212	26,601
Investments accounted for under the equity method		-	1,525
Total investments, net	$	122,992	130,626

On December 29, 2001, the Company owned 14,820,527 shares of common stock of WebMD Corporation (WebMD) (formerly CareInsite, Inc.), which have a cost basis of $85,811,000 and a carrying value of $104,485,000, as these shares are accounted for as available-for-sale. 2,000,000 shares of WebMD held by the Company are not registered. At December 29, 2001, the Company also holds 1,048,783 warrants of WebMD with an exercise price of $3.08 and a cost basis and carrying value of $4,146,000. The warrants are carried at cost, as they do not have a fair value that is currently available on a securities exchange. The warrants expire on January 26, 2003.

On February 13, 2000 CareInsite entered into an agreement to merge with WebMD. The merger of CareInsite and WebMD ("Merger") closed on September 12, 2000. Prior to the merger, the carrying value of the CareInsite stock was $6.22 per share, and the market price of WebMD on September 12, 2000 was $15.00 per share. Upon the exchange of CareInsite stock for WebMD stock, the Company recorded a non-recurring investment gain of $120,362,000, net of tax, as a result of the exchange.

On December 12, 2000, the Company sold 4,273,509 shares of WebMD for $25,641,000. Accordingly, the Company recorded a non-recurring investment loss of $24,539,000, net of tax, as a result of the sale.

On June 18, 2001 the Company reached an agreement with WebMD regarding certain performance metrics related to specified levels of physician usage arising out of the original license transaction between the Company and CareInsite, which has been merged into WebMD. Under the agreement, the Company received 2,000,000 shares of WebMD stock, valued at $11,580,000, in exchange for $432,000 in cash and the cancellation of various obligations due to the Company by WebMD. As a result of this agreement, the Company recognized a non-recurring gain of $4,836,000, net of $2,744,000 in tax, in gain on software license settlement in the accompanying consolidated statement of operations. The Company's policy is to review declines in fair value of its marketable equity securities for declines that may be other than temporary. As a result of this policy, during the second quarter of 2001, the Company recorded a write-down of its investment in WebMD from $15.00 per share to $5.79 per share. Accordingly, the Company recognized a charge to earnings of $81,419,000, net of $46,197,000 in tax.

6 Indebtedness

The Company has a loan agreement with a bank that provides for a current revolving line of credit for working capital purposes. The current revolving line of credit is unsecured and requires monthly payments of interest only. Interest is payable at the Company's option at a rate based on prime (4.75% at December 29, 2001) less .5% or LIBOR (1.87% at December 29, 2001) plus 1.35%. The interest rate may be reduced by up to .5% if certain net worth ratios are maintained. At December 29, 2001, the Company had $15,000,000 in outstanding borrowings under this agreement and had $45,000,000 available for working capital purposes. The agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets, and pay dividends. A commitment fee of 1/4% is payable quarterly on the unused portion of the revolving line of credit. The revolving line of credit matures an September 30, 2002.

On April 15, 1999, the Company completed a $100,000,000 private placement of debt pursuant to a Note Agreement dated April 1, 1999. The Series A Senior Notes, with a $60,000,000 principal amount at 7.14% are payable in five equal annual installments beginning in April 2002. The Series B Senior Notes, with a $40,000,000 principal amount at 7.66% are payable in six equal annual installments beginning April 2004. The proceeds were used to retire the Company's existing $30,000,000 of debt, and the remaining funds were used for capital improvements and to strengthen the Company's cash position. During 1999, in connection with the early extinguishment of debt, the Company incurred an extraordinary loss for a prepayment penalty and write-off of deferred loan costs of $1,395,000 net of taxes. The note agreement contains certain net worth, current ratio, and fixed charge coverage covenants and provides certain restrictions on the Company's ability to borrow, incur liens, sell assets, and pay dividends. The Company was in compliance with all covenants at December 29, 2001.

The Company also has capital lease obligations and other notes payable amounting to $4,319,000, payable over the next four years.

The aggregate maturities for the Company's long-term debt is as follows (in thousands):

2002	$	27,187
2003		16,132
2004		18,667
2005		18,667
2006		18,667
2007 and thereafter		19,999
	$	119,319

The Company estimates the fair value of its long-term, fixed-rate debt using discounted cash flow analysis based on the Company's current borrowing rates for debt with similar maturities. The fair value of the Company's long-term debt is $97,686,000 at December 29, 2001.

7 Interest Income and Expense

A summary of interest income and expense is as follows:

(In thousands)		2001	2000	1999
Interest income	$	2,896	3,645	2,582
Interest expense		(7,321)	(7,316)	(5,978)
Interest expense, net	$	(4,425)	(3,671)	(3,396)

8 Stock Options, Warrants and Equity

At the end of 2001 and 2000, the Company had 1,000,000 shares of authorized but unissued preferred stock, $.01 par value.

On December 29, 2001, the Company had five fixed stock option plans. Under Stock Option Plan B, the Company could grant to associates options to purchase up to 5,600,000 shares of common stock through November 30, 1993. The options are exercisable at the fair market value on the date of grant for a period determined by the Board of Directors (not more than ten years from the date granted). The options contain restrictions as to transferability and exercisability after termination of employment.

Under Stock Option Plan C, the Company is authorized to grant to associates options to purchase up to 645,000 shares of common stock through May 18, 2003. The options are exercisable at the fair market value on the date of grant for a period determined by the Board of Directors (not more than 10 years from the date granted). The options contain restrictions as to transferability and exercisability after termination of employment. The Company has committed not to issue any more stock options under Stock Option Plan C.

Initially, under Stock Option Plan D, the Company was authorized to grant to associates, directors, consultants or advisors to the Company options to purchase up to 50,000 shares of common stock through January 1, 2005. Additional shares were approved by the Company's shareholders on May 17, 1994, May 16, 1995 and May 22, 1998, increasing the total authorized to grant to 4,600,000 shares. The options are exercisable at a price (not less than fair market value on the date of grant) and during a period determined by the Stock Option Committee. Options under this plan currently vest over periods of up to ten years and are exercisable for periods of up to 25 years.

Initially, under Stock Option Plan E, the Company was authorized to grant to associates (other than officers subject to the provisions of Section 16(a) of the Securities and Exchange Act of 1934), consultants, or advisors to the Company options to purchase up to 2,000,000 shares of common stock through January 1, 2005. Additional shares of 1,100,000 and 1,000,000 were approved by the Company's Board of Directors on December 8, 2000 and March 9, 2001, respectively, increasing the total authorized to grant to 4,100,000 shares. The options are exercisable at a price (not less than fair market value on the date of grant) and during a period determined by the Stock Option Committee. Options under this plan currently vest over periods of up to ten years and are exercisable for periods of up to 25 years.

Under the 2001 Long-Term Incentive Plan F, the Company is authorized to grant to associates, directors and consultants 2,000,000 shares of common stock awards. Awards under this plan may consist of stock options, restricted stock and performance shares, as well as other awards such as stock appreciation rights, phantom stock and performance unit awards which may be payable in the form of common stock or cash. However, not more than 500,000 of such shares will be available to granting any types of grants other than options or stock appreciation rights.

The Company has also granted 504,507 other non-qualified stock options under separate agreements to employees and certain third parties. These options are exercisable at a price equal to or greater than the fair market value on the date of grant. These options vest over periods of up to six years and are exercisable for periods of up to ten years. The Company recognized expenses related to the non-qualified stock options of $215,000 and $229,000 for 2001 and 2000, respectively. In 2000, the Company granted an additional 350,000 stock options to a third party at an exercise price equal to the fair market value on the date of grant. The options are vested and become exercisable at the earlier of five years or when certain conditions are met.

The Company accounts for associate stock options in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. On December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, FAS 123 allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in FAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of FAS 123.

A combined summary of the status of the Company's five fixed stock option plans and other stock options at the end of 2001, 2000, and 1999, and changes during these years ended is presented below:

	2001			2000			1999	
Fixed options	Number of Shares		Weighted-average exercise price	Number of Shares		Weighted-average exercise price	Number of Shares	Weighted-average exercise price
Outstanding at beginning of year	6,300,265	$	22.50	5,529,995	$	19.79	5,488,191	20.38
Granted	1,483,998		47.37	1,684,144		31.50	1,447,246	16.69
Exercised	(235,942)		17.46	(455,706)		17.23	(255,747)	4.91
Forfeited	(304,097)		26.04	(458,168)		21.13	(1,149,695)	22.40
Outstanding at end of year	7,244,224	$	28.79	6,300,265	$	22.50	5,529,995	$ 19.79
Options exercisable at year-end	1,825,150	$	24.29	1,458,001	$	20.97	1,297,147	$ 19.49

The following table summarizes information about fixed and other stock options outstanding at December 29, 2001.

Options outstanding					Options exercisable		
Range of Exercise Prices	Number outstanding At 12/29/01	Weighted-average remaining contractual life		Weighted-average exercise price	Number exercisable at 12/29/01		Weighted-average exercise price
$ 5.90-17.04	1,818,787	15.1 years	$	14.71	676,413	$	14.59
17.25-25.00	2,122,915	11.0		22.06	633,861		21.39
25.50-43.29	2,176,636	10.7		34.27	466,389		29.04
43.33-574.82	1,125,886	7.5		53.69	48,487		151.91
5.90-574.82	7,244,224	11.4		28.79	1,825,150		24.29

The per share weighted-average fair value of stock options granted during 2001, 2000 and 1999 was $25.93, $18.96 and $10.88, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Expected years until exercise	4.7	4.7	8
Risk-free interest rate	4.5%	5.0%	6.9%
Expected stock volatility	71.3%	72.1%	61.3%
Expected dividend yield	0%	0%	0%

Since the Company applies APB Opinion No. 25 in accounting for its plans, no compensation cost has been recognized for its stock options issued to employees. Had the Company recorded compensation expense based on the fair value at the grant date for its stock options under FAS 123, the Company's net earnings and earnings per share on a diluted basis would have been reduced by approximately $11,172,000 or $.30 per share in 2001, approximately $7,527,000 or $.21 per share in 2000 and approximately $3,922,000 or $.12 per share in 1999.

Pro forma net earnings reflect only options granted since January 1, 1995. Therefore, the full impact of calculating compensation expense for stock options under FAS 123 is not reflected in the pro forma net earnings amounts presented above, because compensation cost is reflected over the options' vesting period of ten years for these options. Compensation expense for options granted prior to January 1, 1995 is not considered.

9 Associate Stock Purchase Plan

The Company established an Associate Stock Purchase Plan (ASPP) in 2001, which qualifies under Section 423 of the Internal Revenue Code. All full-time associates are eligible to participate. Participants may elect to make contributions from 1% to 20% of compensation to ASPP, subject to annual limitations determined by the Internal Revenue Service. Participants may purchase Company Common Stock at a 15% discount on the last day of the purchase period. Under APB No. 25, the ASPP qualifies as a non-compensatory plan and no compensation expense has been recognized.

10 Foundations Retirement Plan

The Cerner Corporation Foundations Retirement Plan (the Plan) is established under Section 401(k) of the Internal Revenue Code. All full-time associates are eligible to participate. Participants may elect to make pretax contributions from 1% to 80% of compensation to the Plan, subject to annual limitations determined by the Internal Revenue Service. Participants may direct contributions into mutual funds, a money market fund, or a Company stock fund. The Company makes matching contributions to the Plan, on behalf of participants, in an amount equal to 33% of the first 6% of the participant's contribution. The Company's expense for the plan amounted to $3,269,000, $2,532,000 and $1,187,000 for 2001, 2000 and 1999, respectively.

The Company added a discretionary match to the Plan in 2000. Contributions are based on attainment of established earnings per share goals for the year. Only participants in the Plan are eligible to receive the discretionary match contribution. For the years ended December 29, 2001 and December 30, 2000, the Company expensed $3,688,000 and $1,100,000 for discretionary distributions, respectively.

11 Income Taxes

Income tax expense (benefit) before extraordinary item for the years ended 2001, 2000 and 1999, consists of the following:

(In thousands)		2001	2000	1999
Current:				
Federal	$	20,129	175	3,514
State		2,862	(70)	573
Foreign		(740)	(887)	(804)
Total current		22,251	(782)	3,283
Deferred:				
Federal		(41,307)	63,524	(2,891)
State		(1,451)	4,482	(288)
Foreign		(441)	(366)	14
Total deferred		(43,199)	67,640	(3,165)
Total income tax expense (benefit)	$	(20,948)	66,858	118

Income tax benefit attributable to the extraordinary item (early retirement of debt) was $865,000 in 1999. Income tax expense (benefit) allocated to stockholders' equity for unrealized holding gain (losses) on available-for-sale equity securities was ($39,846,000) and ($92,842,000) for the years ended 2001 and 2000, respectively.

Temporary differences between the financial statement carrying amounts and basis of assets and liabilities that give rise to significant portions of deferred income taxes at the end of 2001 and 2000 relate to the following:

(In thousands)		2001	2000
Deferred Tax Assets			
Accrued expenses	$	6,304	6,395
Separate return net operating losses		14,151	12,281
Other		2,726	1,718
Total deferred tax assets		23,181	20,394
Deferred Tax Liabilities			
Unrealized gain on investments		(10,754)	(21,975)
Software development costs		(40,673)	(32,143)
Contract and service revenues and costs		(40,559)	(37,930)
Depreciation and amortization		(2,622)	(2,764)
Other		(1,464)	(1,446)
Total deferred tax liabilities		(96,072)	(96,258)
Net deferred tax liability	$	(72,891)	(75,864)

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, as well as the scheduled reversal of deferred tax liabilities, management believes it is more likely than not the Company will realize the benefit of these deductible differences.

The effective income tax rates for 2001, 2000, and 1999 were 33%, 39%, and 39%, respectively. These effective rates differ from the federal statutory rate of 35% as follows:

(In thousands)		2001	2000	1999
Tax expense (benefit) at statutory rates	$	(22,160)	60,243	106
State income tax, net of federal benefit		43	2,972	10
Goodwill		705	4,225	259
Other, net		464	(582)	(257)
Total income tax expense (benefit)	$	(20,948)	66,858	118

Income taxes payable are reduced by the tax benefit resulting from disqualifying dispositions of stock acquired under the Company's stock option plans. The 2001, 2000, and 1999 benefits of $2,328,000, $3,525,000, and $594,000, respectively, are treated as increases to additional paid-in capital.

12 Related Party Transactions

The Company loaned $165,000 in 2001 and $160,000 in 2000, to the Company's senior management under the terms of the Executive Stock Purchase Program ("Program"). The purpose of the Program is to advance the interests of the Company, the Company's senior management, and the Company's shareholders by offering the Company's senior management an incentive to purchase shares of the Company's stock on the open market. Pursuant to the Program, the Company provided Program loans to executives to help finance up to 50% of the total purchase price of the stock purchased. All Program loans have a term of 5 years, at an interest rate of 5.5%. Principal and interest is not due until the end of the five-year loan term, unless the executive terminates employment. Executives may also elect to pay interest annually. If interest is not paid annually, it will compound annually. All Program loans are secured by the purchased shares and any pledged shares. The balance of these loans including accrued interest, on December 29, 2001 and December 30, 2000 was $2,543,000 and $2,764,000, respectively.

The Company leases an airplane from a company owned by Mr. Neal L. Patterson and Mr. Clifford W. Illig. The airplane is leased on a per mile basis with no minimum usage guarantee. The lease rate is believed to approximate fair market value for this type of aircraft. During 2001 and 2000, respectively, the Company paid an aggregate of $548,000 and $469,000 for the rental of the airplane. The airplane is used principally by Mr. Patterson, Mr. Tobin, Mr. Black and Mr. Devanny to make client visits.

On July 1, 2001, the Company completed its purchase of certain assets and certain liabilities for cash of APACHE Medical Systems, Inc., a Delaware corporation ("APACHE"), as further described in note 2, Business Acquisitions. One of the Company's directors, Gerald E. Bisbee, Ph.D., was at the time Chairman of the Board and a Shareholder of APACHE.

13 Commitments

The Company leases space to unrelated parties in its North Kansas City headquarters complex under noncancelable operating leases. Included in other revenues is rental income of $183,000, $624,000 and $1,005,000, in 2001, 2000 and 1999, respectively.

The Company is committed under operating leases for office space through October 2006. Rent expense for office and warehouse space for the Company's regional and global offices for 2001, 2000 and 1999 was $2,718,000, $1,735,000 and $2,226,000, respectively. Future minimum lease revenues (in thousands) and aggregate minimum future payments (in thousands) under these noncancelable operating leases are as follows:

Years	Future Minimum lease commitments	
2002	$	5,419
2003		5,449
2004		3,588
2005		1,257
2006		425

On December 29, 2001, the Company was committed to spending between $35,000,000 to $40,000,000 under a construction contract for a new building at its Kansas City headquarters complex.

In December, 1999, the Company made a decision to close five of its branch offices. The Company created a regional branch structure in 1994 in order to bring associates closer to its clients. The natural evolution of that strategy and the ability to leverage internal information technology infrastructure to create a more virtual workplace has resulted in a significant decrease in utilization of certain regional offices. This led to the decision to close these physical locations. The Company recorded a charge of $1.4 million in sales and client service expenses in the 1999 fourth quarter to provide for the costs of closing these locations, primarily based on estimated lease cancellation fees. All of these costs were paid in 2000.

14 Quarterly Results (unaudited)

Selected quarterly financial data for 2001 and 2000 is set forth below:

(In thousands, except per share data)		Revenues	Earnings (loss) before income taxes and extraordinary item	Net earnings (loss)	Basic earnings (loss) per share	Diluted earnings (loss) per share
2001 quarterly results:						
March 31	$	120,996	10,428	6,328	.18	.17
June 30 (1) (2)		129,986	(107,470)	(68,983)	(1.98)	(1.98)
September 29		139,837	15,459	9,242	.26	.25
December 29		151,786	18,269	11,047	.32	.30
Total	$	542,605	(63,314)	(42,366)		
2000 quarterly results:						
April 1	$	87,107	3,986	2,392	.07	.07
July 1 (3)		93,502	44	(2,613)	(.08)	(.08)
September 30 (4)(5)		104,325	195,588	123,336	3.61	3.45
December 30 (6)(7)		119,570	(27,495)	(17,850)	(.51)	(.51)
Total	$	404,504	172,123	105,265		

(1) Includes a non-recurring gain on the settlement of the WebMD performance warrants. The impact of this gain is a $4.8 million (net of tax) increase in net earnings and an increase to diluted earnings per share of $.13 for the second quarter and for 2001.

(2) Includes a non-recurring charge on the adjustment of the carrying value of the WebMD shares. The impact of this charge is an $81.4 million (net of tax) decrease in net earnings and a decrease to diluted earnings per share of ($2.23) for the second quarter and ($2.21) for 2001.

(3) Includes a non-recurring charge of $6.7 million related to the write-down of intangible assets associated with the acquisition of Health Network Ventures, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.19) for the second quarter and for 2000.

(4) Includes a non-recurring charge of $3.2 million related to the acquisition of CITATION Computer Systems, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.09) for the third quarter and for 2000.

(5) Includes a non-recurring investment gain of $120.4 million, net of $68.3 million tax expense, related to the conversion of shares of CareInsite common stock to shares of WebMD common stock. The impact of this non-recurring investment gain on diluted earnings per share was $3.37 for the third quarter and $3.38 for 2000.

(6) Includes a non-recurring charge of $1.0 million, net of $.7 million tax benefit, related to the acquisition of ADAC Healthcare Information Systems, Inc. The impact of this non-recurring charge on diluted earnings per share was ($.03) for the fourth quarter and for 2000.

(7) Includes a non-recurring investment loss of $24.5 million, net of $13.9 million tax benefit, related to the sale of shares of WebMD common stock. The impact of this non-recurring investment loss on diluted earnings per share was ($.67) for the fourth quarter and ($.69) for 2000.

Annual Meeting of Shareholders

The annual meeting will be held at 10:00 a.m. on May 24, 2002, at the Cerner Associate Center, located on the Cerner campus at 2901 Rockcreek Parkway, North Kansas City, MO. A formal notice of the meeting, with a proxy statement and proxy form, will be mailed to each shareholder in April 2002.

Annual Report/10-K Report

Publications of interest to current and potential Cerner investors are available upon written request or via Cerner's Web site at www.cerner.com. These include annual and quarterly reports and the Form 10-K filed with the Securities and Exchange Commission.

Such requests should be made to:

Administrator of
Shareholder Relations
Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO
64117-2551

Inquiries of an administrative nature relating to shareholder accounting records, stock transfer, change of address, and miscellaneous shareholder requests should be directed to the transfer agent and registrar, UMB Bank, at (816) 860 7786.

Transfer Agent and Registrar

Securities Transfer Division
UMB Bank
P.O. Box 410064
Kansas City, MO 64141-0064
(816) 860 7786

Stock Listings

Cerner Corporation's common stock trades on The Nasdaq Stock Market℠ under the symbol CERN.

Independent Accountants

KPMG LLP
Kansas City, MO

Cerner's Vision for the Community



2 Connect the Person
by Providing Virtual Personal Health Systems
Government
Long Term Care Facility
Homes
Employers/ Unions
Health Plans
Drug Store
School
Clinical Center
Family, Pediatrics, OB/GYN, Specialists
Rural Hospital
3 Structure, Store & Study the Evidence
to Create New Knowledge
Data Warehouse
Community Hospital
Medical Center
1 Automate the Care Process
and Eliminate Paper
KNOWLEDGE AND CONTENT
APPLICATION TECHNOLOGIES
TECHNICAL INFRASTRUCTURE
Global Health Institute
STRUCTURED CARE DESIGNS
4 Close the Loop
by Implementing Evidence-Based Care
Medical Center/ Medical School

Every line of code we write, every software application we build is developed around a central vision of how health care should operate within our communities. This vision is founded on four stages – all of which are possible with information technology.

☐ Automate the care process. Health care cannot take significant steps forward in quality and safety without leveraging the power of IT. As long as a person's medical information is isolated in a paper-based record, a physician is cut off from critical and contextual reference data. Cerner solutions use an electronic medical record (EMR) and interactive decision support tools to put knowledge at the physician's fingertips.

This powerful EMR delivers efficiencies throughout the organization. Caregivers easily place orders and document care in our active, real-time EMR. Access managers and business office personnel leverage the EMR to create a Clinically Driven Revenue Cycle.™

☐ Connect the person. The health care system is undergoing fundamental change as the person moves to the center of care delivery. Increasing access to expert knowledge over the Internet and a cultural shift toward more self-direction are combining to move the center of power and control to the person.

Cerner envisions a world in which consumers manage their own personal health systems. With robust EMRs, individuals can access their medical records securely via the Internet. Our online medium between consumer, physician and health system will empower individuals and will ultimately lead to healthier communities.

☐ Structure, store and study the evidence. Medicine must have a structure that allows physicians to record treatment and outcomes in such a way as to permit comparability. The basis of this structure is a common nomenclature that can exactly capture the meaning of input from clinicians.

We build systems within a knowledge framework so that every clinical decision becomes a future learning event. Our systems structure, store and study each episode of care, creating a repository of evidence that will speed future scientific discovery.

☐ Close the loop. Advances in technology offer great opportunities to health care and must be used to practical effect. Today, 10 years may pass before a medical discovery is put into practice at U.S. hospitals.

Our systems embed evidence-based medicine inside the clinicians' workflow using pathways, guidelines and alerts, so that medical knowledge can more quickly reach physicians and patients. The result will be better medical outcomes and reduced variance.

For a more thorough explanation of the Cerner vision, please turn to Page 10.

CERNER

CERNER CORPORATION
2800 ROCKCREEK PARKWAY
KANSAS CITY, MO 64117-2251
816 221·1024 PHONE

UNITED STATES

KANSAS CITY
Cerner Corporation
World Headquarters
2800 Rockcreek Parkway
North Kansas City, MO
64117-2551
(816) 221 1024

HOUSTON
Cerner Radiology
Information Systems
5 Greenway Plaza, Suite 1900
Houston, TX 77046
(713) 960 1907

WALTHAM, MA
Cerner DHT
Two University Park
51 Sawyer Road
Waltham, MA 02453
(781) 642 6200

DENVER
Cerner IQHealth
3200 Cherry Creek South Drive
Suite 300
Denver, CO 80209
(303) 733 4447

LAKE MARY, FL
Cerner DHT
615 Crescent Executive Court
5th Floor
Lake Mary, FL 32746
(470) 333 5300

WASHINGTON D.C.
Cerner Corporation
Two Skyline Place, Suite 301
5203 Leesburg Pike
Falls Church, VA 22041
(703) 310 1100

DETROIT
Cerner Corporation
28333 Telegraph Road, Suite 500
Southfield, MI 48034-1903
(248) 357 1818

ST. LOUIS
Cerner Citation
424 South Woods Mill Road
Suite 200
St. Louis, MO 63017
(314) 579 7900

WORLDWIDE

EUROPE
Cerner Worldwide
Global Headquarters
Avenue Chateau Jaco 1
B-1410 Waterloo
Belgium
+32 2 357 2000

GERMANY
Cerner Deutschland GmbH
Neues Kranzler Eck
Kurfuerstendamm 21
10719 Berlin
+49 30 88706 4012

SINGAPORE
Cerner Singapore Limited
391A Orchard Road
12-01 NgeeAnn City Tower A
Singapore 238873
+65 6734 3566

AUSTRALIA
Cerner Corporation Pty Limited
Level 10, 52 Alfred Street
Milsons Point
NSW 2061
Australia
+61 2 9900 4800

MALAYSIA
Cerner Malaysia Sdn Bhd
Level 36, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur
Malaysia
+603 2169 6218

UNITED KINGDOM
Cerner United Kingdom
Fountain Court
2 Victoria Square
Victoria Street
St. Albans
Hertfordshire
AL1 3TF
United Kingdom

CANADA
Cerner Canada Ltd.
Cerner Vision Centre
Phase 1, Tower 2, Level 3
800 Commissioners Road East
London, Ontario N6A4G5
Canada
(519) 685 8499

SAUDI ARABIA
Cerner Arabia Ltd.
6/F Suite 609 Al-Akaria Bldg. 3
Olaya Road
Riyadh
Kingdom of Saudi Arabia
+966 1 460 0510

